

02035001

P.E 5.15.02 As furnished to the Securities and Exchange Commission on May 15, 2002

1-15244

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION


RECD S.E.C.
MAY 15 2002
1086

Washington, D.C. 20549

Report of Foreign Private Issuer
Dated May 15, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Credit Suisse Group


PROCESSED
MAY 20 2002
THOMSON
FINANCIAL

Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A..

CREDIT SUISSE | GROUP

Media Relations
CREDIT SUISSE GROUP
P.O. Box 1
CH-8070 Zurich
Telephone +41-1-333 8844
Fax +41-1-333 8877
e-mail media.relations@csg.ch

PRESS RELEASE

Credit Suisse Group Announces First Quarter Results 2002

Returns to Profitability with Net Profit of CHF 368 Million

Reports Net Operating Profit of CHF 686 Million

Reflecting Strong Banking Revenuès, Net New Asset Growth and Progress on Costs

Zurich, May 15, 2002 – **Credit Suisse Group returned to profitability in the first quarter of 2002. Private Banking and Swiss Corporate & Retail Banking performed well, and Credit Suisse First Boston made significant progress on costs while improving revenues and maintaining its strong market position. The insurance businesses showed good growth, despite the impact of lower securities valuations.**

Lukas Mühlemann, Chairman and Chief Executive Officer of Credit Suisse Group, said, "Credit Suisse Group performed well in the first quarter of 2002, reporting a return to profitability despite difficult market conditions and the income statement recognition of lower securities valuations in the insurance businesses. Within Credit Suisse Financial Services, our Private Banking and Corporate & Retail Banking businesses turned in strong performances, and the insurance units achieved good growth and technical results. At Credit Suisse First Boston, we saw a substantial improvement in results due in large part to the business unit's cost reduction efforts.

Credit Suisse Group's core businesses look strong over the long term, and we intend to continue focusing on cost-control efforts and on achieving growth in our key markets."

Group results

First Boston. Net profit totaled CHF 1.4 billion in the first quarter of 2001. The income statement recognition of lower securities valuations negatively impacted the insurance businesses' first quarter investment income, reducing Group net profit by CHF 455 million compared with a year ago. As the current value of securities holdings are already reflected in the balance sheet of the insurance unit, the above described income statement recognition of lower securities valuations does not impact insurance or Group capital.

Net operating profit totaled CHF 686 million, excluding the amortization of acquired intangible assets and goodwill. This represents an increase of 11% from the previous quarter, excluding the exceptional items at Credit Suisse First Boston in the fourth quarter, and a decrease of 60% from the first quarter of 2001.

Operating earnings per share stood at CHF 0.58 compared to CHF 0.52 in the fourth quarter and CHF 1.44 in the first quarter of 2001. Operating return on equity was 7.7%, compared to 6.6% in the previous quarter and 16.7% in the corresponding 2001 period.

Operating income, which was negatively impacted by the lower investment income from the insurance businesses, amounted to CHF 8.3 billion, up 2% from the fourth quarter and down 25% from the strong first quarter of 2001. Operating expenses decreased 6% from the previous quarter and 19% from the first quarter of 2001, to CHF 6.5 billion, reflecting the Group-wide commitment to reducing costs.

Credit Suisse Group recognized an additional writedown of its investment in Swiss Life amounting to CHF 154 million in the first quarter of 2002.

Continued net new asset growth

The Group's asset gathering businesses maintained their healthy growth momentum in the first quarter of 2002, with net new assets of CHF 13.5 billion or 0.9% of assets under management, compared with CHF 18.5 billion or 1.4% in the fourth quarter of 2001. The Private Banking business accounted for CHF 9.2 billion of net new assets, compared with CHF 8.6 billion in the fourth quarter of 2001. The Group's total assets under management stood at CHF 1,407.0 billion, a decline of 1.6% from December 31, 2001, primarily reflecting the sale of CSFB*direct*.

Business unit results

2002, prior-period amounts have been restated to reflect these changes.

Credit Suisse Financial Services reported a net operating profit of CHF 620 million, excluding the amortization of acquired intangible assets and goodwill. This decrease of 23% versus the previous quarter is due largely to lower investment income from the insurance units. Net profit totaled CHF 592 million. Operating expenses were down 2% compared with the fourth quarter of 2001, reflecting progress on cost initiatives within the business unit. Assets under management rose 1.0% to CHF 756.1 billion, on CHF 10.8 billion in net new assets. Despite continued challenging markets, the Private Banking segment reported a net operating profit before minority interests of CHF 634 million. This corresponds to an increase of 9% versus the previous quarter, reflecting further product launches. Assets under management rose 2.0% versus year-end 2001, to CHF 557.6 billion.

In Germany, Italy, Spain, the UK and France, the Group's onshore banking businesses – Personal Finance and Private Banking – reported assets under management of CHF 23.9 billion. These units have been brought together to form the European Financial Services Initiative, within the Private Banking segment.

Competition for assets being repatriated to Italy from Switzerland in the Italian tax amnesty program underscores the importance of onshore distribution capabilities. Credit Suisse Group expects a net loss in assets under management of no more than CHF 2 to 3 billion as a result of the tax amnesty process. Of the European Financial Services Initiative's CHF 3.2 billion in net new assets in the first quarter of 2002, which compares with CHF 0.9 billion in the previous quarter, approximately 80% relate to the Italian market.

Compared to the fourth quarter of 2001, the Corporate & Retail Banking segment increased net operating profit before minority interests by 167%, to CHF 120 million. The operating cost/income ratio improved to 60.6%, from 74.6% in the previous quarter.

Adjusted for divestitures, the Life & Pensions segment reported an 11% increase in premiums over the first quarter of 2001. Net new assets totaled CHF 3.0 billion, compared with CHF 2.3 billion in the corresponding period of 2001. Despite this performance, net operating profit before minority interests declined to CHF 15 million. This decrease of CHF 189 million compared to the first quarter of 2001 was primarily the result of lower investment income.

in the first quarter of 2002. In spite of an improvement in its underwriting result, the lower investment income resulted in a net operating loss before minority interests of CHF 147 million, which compares with a net operating profit before minority interests of CHF 150 million in the first quarter of 2001.

Credit Suisse First Boston reported a net operating profit, excluding the amortization of acquired intangible assets and goodwill, of USD 155 million (CHF 259 million), as it successfully maintained or improved market share. This corresponds to an increase of USD 269 million (CHF 447 million) versus the previous quarter, excluding exceptional items in the fourth quarter of 2001. A net loss of USD 19 million (CHF 32 million) was recorded in the first quarter, compared to a net loss of USD 939 million (CHF 1.6 billion) in the fourth quarter of 2001. Compared with the first quarter of 2001, operating expenses were down 26% and personnel expenses down 30%. Compared with the previous quarter, personnel expenses – excluding bonus accruals – decreased 10%. Including bonus accruals, personnel and operating expenses for the same period increased as a result of over-accruals in the first nine months of 2001 as well as the classification of compensation expenses paid in connection with staff reductions as an exceptional item in the fourth quarter 2001.

The Investment Banking segment reported a first quarter operating income of USD 2.7 billion (CHF 4.6 billion), up 27% quarter-on-quarter. All businesses within this segment – particularly fixed income – contributed to the business unit's return to operating profitability.

The CSFB Financial Services segment – which includes Credit Suisse Asset Management, Pershing and Private Client Services – reported a 10% decrease in its operating income to USD 536 million (CHF 901 million) compared to the previous quarter. This primarily reflects the sale of CSFB*direct*.

Outlook

Despite some signs of improving market conditions, Credit Suisse Group remains cautious in its outlook for the remainder of the year. The Group continues to expect revenue levels at Credit Suisse First Boston to be lower than in 2001 and earnings at Credit Suisse Financial Services not to exceed 2001 levels. However, the Group is confident about the long-term prospects for its core businesses and will continue to focus on controlling costs and achieving growth in key markets.

Credit Suisse Group, Media Relations	Telephone +41 1 333 8844
Credit Suisse Group, Investor Relations	Telephone +41 1 333 4570
Internet	www.credit-suisse.com

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland, Frankfurt and Tokyo, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of March 31, 2002, it reported assets under management of CHF 1,407.0 billion.

statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with the US Securities and Exchange Commission.

Date Wednesday, May 15, 2002

Time 15.00 CET / 14.00 BST / 09.00 EST

Speakers Philip K. Ryan, CFO of Credit Suisse Group
Ulrich Körner, CFO of Credit Suisse Financial Services
Richard E. Thornburgh, CFO of Credit Suisse First Boston

All presentations will be held in English.

Webcast www.credit-suisse.com/results

Telephone Europe: +41 91 610 4111
USA: +1 412 858 4600

Reference: "Credit Suisse Group first quarter results"

Q&A You will have the opportunity to ask the speakers questions via telephone conference following the presentations.

Playback Video on demand – available approximately three hours after the event at:

www.credit-suisse.com/results

Telephone – available approximately one hour after the event; please dial:
+41 91 612 4330 (Europe) or
+1 412 858 1440 (USA)

Conference ID: 133#

Documentation The press release, the First Quarter Report and the slide presentation will be available from around 07.30 CET / 06.30 BST / 01.30 EST at: www.credit-suisse.com/results/docu

Note We recommend that you dial in approximately ten minutes before the start of the presentation for the webcast and telephone conference. Further instructions and technical test functions are now available on our website.

CREDIT SUISSE | GROUP

QUARTERLY REPORT 2002 Q1



0000009

Credit Suisse Group shares

Ticker symbols

Stock exchange listings	Bloomberg	Reuters	Telekurs
SWX Swiss Exchange/virt-x	CSGN VX	CSGZn.VX	CSGN,380
Frankfurt	CSX GR	CSGZn.DE	CSX,013
New York (ADS) [1]	CSR US	CSR.N	CSR,065
Tokyo	8653 JP	CSGZ.T	N1492,106

[1] 1 ADS represents 1 registered share.

Swiss security number	1213853
ISIN number	CH0012138530
German security number	DE 876 800
CUSIP number	225 401 108

Ratings

Agencies	Credit Suisse Group		Credit Suisse		Credit Suisse First Boston		Winterthur
	Long term	Short term	Long term	Short term	Long term	Short term	
Moody's, New York	Aa3	-	Aa3	P1	Aa3	P1	Aa3
Standard & Poor's, New York	A+	A1	AA-	A1+	AA-	A1+	AA-
Fitch IBCA, New York	AA-	F1+	AA-	F1+	AA	F1+	AA-

Enquiries

CREDIT SUISSE GROUP
Investor Relations
Gerhard Beindorff, Andreas Peterlik
Tel. +41 1 333 4570 / +41 1 333 3169
Fax +41 1 333 2587

CREDIT SUISSE GROUP
Media Relations
Karin Rhomberg Hug, Claudia Kraaz
Tel. +41 1 333 8844
Fax +41 1 333 8877

Copies of all Credit Suisse Group financial publications may be ordered from:

CREDIT SUISSE
KIDM 23
Uetlibergstrasse 231
8070 Zurich
Switzerland
Fax +41 1 332 7294
www.credit-suisse.com/q1results2002/order.html

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland

Tel. +41 1 212 1616
Fax +41 1 333 2587

www.credit-suisse.com

5520124
English



Lukas Mühlemann
Chairman and Chief Executive Officer

Dear shareholders, clients and colleagues

Credit Suisse Group marked a return to profitability in the first quarter of 2002 despite continuing challenging market conditions.

The Group reported a net profit of CHF 368 million, compared with a net loss of CHF 830 million in the fourth quarter 2001. Our net operating profit, excluding the amortization of acquired intangible assets and goodwill, amounted to CHF 686 million, up 11% from the previous quarter, as operating expenses declined 6%.

These results were achieved despite unfavorable results from the Group's insurance businesses, where the income statement recognition of lower equity valuations had a negative impact of CHF 455 million when compared with the investment return in the first quarter 2001. In addition, the Group recognized another write-down of its investment in Swiss Life, amounting to CHF 154 million.

At Credit Suisse Financial Services, the Private Banking and Corporate & Retail Banking businesses performed well. The Group's insurance businesses achieved above-average growth and improved their technical results. However, the continuing weak equity markets impacted their investment income and net profit. The strategy to invest in building our European onshore distribution capability proved even more critical given the Italian tax amnesty. Our efforts in Italy, Germany and Spain are central to our European wealth management franchise.

At Credit Suisse First Boston, we saw a substantial improvement in results due in large part to the unit's cost reduction efforts and continued strong market shares. Credit Suisse First Boston had a number one ranking in M&A and high yield debt, and ranked fourth in equity new issuance and in debt capital markets.

The whole Group benefited from synergies and improved efficiency as a result of the streamlining of its structure with the creation of two business units – Credit Suisse Financial Services, which combines our Private Banking, Corporate & Retail Banking, Life & Pensions and Insurance businesses, and Credit Suisse First Boston, which now also includes the Group's asset management business.

Going forward, we intend to continue focusing on achieving further progress in our cost-control efforts and maintaining our momentum in terms of growth and market share.

Lukas Mühlemann

May 2002

Share data

	31.03.02	31.12.01	Change in % from 31.12.01
Shares issued	**1,196,874,464**	1,196,609,811	0
Shares repurchased	**7,730,000**	7,730,000	0
Shares outstanding	**1,189,144,464**	1,188,879,811	0
Share price in CHF	**63.75**	70.80	(10)
Market capitalization in CHF m	**75,808**	84,173	(10)
Book value per share in CHF	**29.99**	29.92	0

Share price in CHF

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
High	**73.60**	71.30	87.00	3	(15)
Low	**56.50**	51.60	69.75	9	(19)

Earnings per share in CHF

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Basic earnings per share	**0.31**	(0.70)	1.19	–	(74)
Basic earnings per share – operating [1]	**0.58**	0.52	1.44	12	(60)
Diluted earnings per share	**0.31**	(0.69)	1.18	–	(74)
Diluted earnings per share – operating [1]	**0.57**	0.52	1.42	10	(60)

All share-related data have been adjusted for the 4-for-1 share split effective as of August 15, 2001.
[1] Excluding amortization of acquired intangible assets and goodwill as well as exceptional items of CHF 1,092 m in 4Q2001, all net of tax.


Share performance
Swiss Market Index (rebased)
Credit Suisse Group
100
90
80
70
60
50
40
30
20
1997
1998
1999
200
2001
2002


Market capitalization
As of end of reporting period (in CHF bn)
100
90
80
70
60
50
40
30
20
10
0
91 92 93 94 95 96 97 98 99 00 Q1/02

Financial calendar

Annual General Meeting 2002	Friday, May 31, 2002
Second quarter results 2002	Wednesday, August 14, 2002
Proposed distribution of par value reduction	Wednesday, August 14, 2002
Third quarter results 2002	Thursday, November 14, 2002

Consolidated income statement in CHF m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Operating income	**8,330**	8,161	11,091	2	(25)
Gross operating profit	**1,832**	1,264	3,107	45	(41)
Net operating profit [1]	**686**	616	1,726	11	(60)
Net profit	**368**	(830)	1,428	–	(74)
Cash flow	**1,745**	1,802	2,535	(3)	(31)

Return on equity (ROE) in %

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Reported ROE	**4.1**	(9.3)	13.9	–	(71)
Operating ROE [1]	**7.7**	6.6	16.7	17	(54)

Consolidated balance sheet in CHF m

	31.03.02	31.12.01	Change in % from 31.12.01
Total assets	**1,070,280**	1,022,513	5
Shareholders' equity	**38,975**	38,921	0
Minority interests in shareholders' equity	**3,077**	3,121	(1)

BIS data in CHF m

	31.03.02	31.12.01	Change in % from 31.12.01
BIS risk-weighted assets	**232,419**	222,874	4
BIS tier 1 capital	**20,841**	21,155	(1)
of which non-cumulative perpetual preferred securities	**2,058**	2,076	(1)
BIS total capital	**34,366**	34,888	(1)

BIS capital ratios in %

		31.03.02	31.12.01
BIS tier 1 ratio	Credit Suisse	**7.1**	6.9
	Credit Suisse First Boston [2]	**12.4**	12.9
	Credit Suisse Group [3]	**9.0**	9.5
BIS total capital ratio	Credit Suisse Group	**14.8**	15.7

Assets under management/client assets [4] in CHF bn

	31.03.02	31.12.01	Change in % from 31.12.01
Advisory assets under management	**696.4**	723.5	(4)
Discretionary assets under management	**710.6**	707.1	0
Total assets under management	**1,407.0**	1,430.6	(2)
Client assets	**2,161.4**	2,138.2	1

Net new assets [4] in CHF bn

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Net new assets	**13.5**	18.5	24.9	(27)	(46)

Number of employees

		31.03.02	31.12.01	Change in % from 31.12.01
Switzerland	banking	**21,763**	21,772	0
	insurance	**6,835**	6,871	(1)
Outside Switzerland	banking	**27,265**	28,415	(4)
	insurance	**23,369**	22,641	3
Total employees Credit Suisse Group		**79,232**	79,699	(1)

[1] Excluding amortization of acquired intangible assets and goodwill as well as exceptional items of CHF 1,092 m in 4Q2001, all net of tax. [2] Ratio is based on a tier 1 capital of CHF 15.1 bn (December 31, 2001: CHF 15.2 bn), of which non-cumulative perpetual preferred securities is CHF 1.1 bn (for both dates). [3] Ratio is based on a tier 1 capital of CHF 20.8 bn (December 31, 2001: CHF 21.2 bn), of which non-cumulative perpetual preferred securities is CHF 2.1 bn (for both dates). [4] Certain restatements have been made to prior-period amounts to conform to the current presentation.

Credit Suisse Group returned to profitability in the first quarter of 2002. The results reflect a strong performance in the Private Banking and Corporate & Retail Banking businesses, progress in costs and revenues at Credit Suisse First Boston, and good growth and good technical results in insurance offset by valuation adjustments in investment income. Net operating profit, excluding the amortization of acquired intangible assets and goodwill, totaled CHF 686 million, up 11% versus the previous quarter. The Group's overall operating expenses decreased 6%. The Group's asset gathering businesses recorded CHF 13.5 billion in net new assets from strong private banking flows.

In the first quarter of 2002, the Group posted a net operating profit of CHF 686 million, excluding the amortization of acquired intangible assets and goodwill, representing an increase of 11% from the fourth quarter of 2001. When compared with the first quarter 2001, a period characterized by better financial market conditions, net operating profit declined 60%. Net profit stood at CHF 368 million, compared with a net profit of CHF 1.4 billion in the first quarter 2001 and a net loss of CHF 830 million in the previous quarter that primarily reflected exceptional items at Credit Suisse First Boston.

The Group recognized another writedown of its investment in Swiss Life amounting to CHF 154 million.

Operating earnings per share for the first quarter of 2002 stood at CHF 0.58. This compared with CHF 0.52 in the fourth quarter and CHF 1.44 in the first quarter of 2001. Credit Suisse Group's annualized operating return on equity was 7.7% in the first quarter of 2002, compared with 6.6% in the previous quarter and 16.7% in the corresponding period of 2001.

Overview of business unit results in CHF m

	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group		
	1Q2002	4Q2001	1Q2001	**1Q2002**	4Q2001	1Q2001	**1Q2002**	4Q2001	1Q2001
Operating income	**3,306**	3,582	4,041	**5,338**	4,572	7,121	**8,330**	8,161	11,091
Personnel expenses	**1,443**	1,244	1,427	**3,216**	3,174	4,429	**4,837**	4,625	6,030
Other operating expenses	**814**	1,065	874	**1,302**	1,747	1,451	**1,661**	2,272	1,954
Operating expenses	**2,257**	2,309	2,301	**4,518**	4,921	5,880	**6,498**	6,897	7,984
Gross operating profit	**1,049**	1,273	1,740	**820**	(349)	1,241	**1,832**	1,264	3,107
Depreciation of non-current assets [1]	**205**	296	142	**207**	282	220	**481**	699	483
Amortization of acquired intangible assets and goodwill	**29**	52	17	**357**	379	345	**385**	427	361
Valuation adjustments, provisions and losses	**99**	48	128	**338**	1,207	92	**471**	1,289	238
Profit before extraordinary items and taxes	**716**	877	1,453	**(82)**	(2,217)	584	**495**	(1,151)	2,025
Extraordinary income/(expenses), net	**(3)**	8	2	**0**	0	(2)	**(5)**	(257)	22
Taxes	**(119)**	(150)	(370)	**50**	633	(137)	**(87)**	538	(572)
Net profit before minority interests	**594**	735	1,085	**(32)**	(1,584)	445	**403**	(870)	1,475
Minority interests	**(2)**	22	(29)	**0**	(1)	0	**(35)**	40	(47)
Net profit	**592**	757	1,056	**(32)**	(1,585)	445	**368**	(830)	1,428
Reconciliation to net operating profit									
Amortization of acquired intangible assets and goodwill	**29**	52	17	**357**	379	345	**385**	427	361
Exceptional items	**0**	0	0	**0**	1,428	0	**0**	1,428	0
Tax impact	**(1)**	(1)	0	**(66)**	(410)	(63)	**(67)**	(409)	(63)
Net operating profit	**620**	808	1,073	**259**	(188)	727	**686**	616	1,726

The Group's consolidated results are prepared in accordance with Swiss GAAP while the Group's segment reporting principles are applied for the presentation of the business unit results. For a detailed description of the Group's segment reporting principles please refer to our Annual Report 2001, which is available on our website www.credit-suisse.com, and to the footnotes to the business unit results. This presentation of the business unit results is provided to assist in evaluating the operating performance of the business units, which should be considered in the context of the Group's consolidated financial statements. The difference between the business unit totals and the Credit Suisse Group figure represents the consolidation adjustments including the Corporate Center.

[1] Includes amortization of Present Value of Future Profits (PVFP) from the insurance businesses within Credit Suisse Financial Services.

Assets under management/client assets in CHF bn

	31.03.02	31.12.01	Change in % from 31.12.01
Credit Suisse Financial Services			
Private Banking			
Assets under management	**557.6**	546.8	2.0
of which discretionary	**138.8**	131.5	5.6
Client assets	**593.0**	583.3	1.7
Corporate & Retail Banking			
Assets under management	**54.4**	55.9	(2.7)
Client assets	**69.4**	73.3	(5.3)
Life & Pensions			
Assets under management (discretionary)	**115.0**	115.2	(0.2)
Client assets	**115.0**	115.2	(0.2)
Insurance			
Assets under management (discretionary)	**29.1**	30.5	(4.6)
Client assets	**29.1**	30.5	(4.6)
Credit Suisse Financial Services			
Assets under management	**756.1**	748.4	1.0
of which discretionary	**284.5**	278.9	2.0
Client assets	**806.5**	802.3	0.5
Credit Suisse First Boston			
Investment Banking			
Assets under management	**44.5**	41.7	6.7
of which Private Equity on behalf of clients (discretionary)	**30.7**	29.3	4.8
Client assets	**121.7**	121.7	0.0
CSFB Financial Services			
Assets under management	**606.4**	640.5	(5.3)
of which discretionary	**388.2**	393.6	(1.4)
Client assets	**1,233.2**	1,214.2	1.6
Credit Suisse First Boston			
Assets under management	**650.9**	682.2	(4.6)
of which discretionary	**426.1**	428.2	(0.5)
Client assets	**1,354.9**	1,335.9	1.4
Credit Suisse Group			
Assets under management	**1,407.0**	1,430.6	(1.6)
of which discretionary	**710.6**	707.1	0.5
Client assets	**2,161.4**	2,138.2	1.1

Net new assets in CHF bn

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Credit Suisse Financial Services					
Private Banking	**9.2**	8.6	9.2	7.0	0.0
Corporate & Retail Banking	**(1.4)**	0.9	1.7	–	–
Life & Pensions	**3.0**	1.8	2.3	66.7	30.4
Credit Suisse Financial Services	**10.8**	11.3	13.2	(4.4)	(18.2)
Credit Suisse First Boston					
Investment Banking [1]	**3.5**	0.5	–	–	–
CSFB Financial Services [1] [2]	**(0.8)**	6.7	11.7	–	–
Credit Suisse First Boston	**2.7**	7.2	11.7	(62.5)	(76.9)
Credit Suisse Group	**13.5**	18.5	24.9	(27.0)	(45.8)

2001 figures have been restated to reflect the realignment effective as of January 1, 2002.
[1] For the Investment Banking and Private Client Services businesses, measured as the balance from accounts opened minus accounts closed. / [2] Net new discretionary assets for institutional asset management.

Continued net new asset growth

The Group's asset gathering businesses maintained their growth momentum in the first quarter, reporting net new assets of CHF 13.5 billion or 0.9% of assets under management, compared with CHF 18.5 billion or 1.4% in the fourth quarter 2001. The Private Banking business of Credit Suisse Financial Services accounted for CHF 9.2 billion (CHF 8.6 billion in the fourth quarter 2001). The Group's total assets under management stood at CHF 1,407.0 billion as of March 31, 2002, a decline of 1.6% from December 31, 2001, reflecting the overall weakness in the global financial markets.

Operating income and expenses

Operating income amounted to CHF 8.3 billion for the first quarter of 2002, up 2% from the fourth quarter and down 25% from the strong first quarter of 2001.

Operating expenses decreased 6% from the previous quarter to CHF 6.5 billion, and declined 19% from the first quarter 2001, reflecting a Group-wide commitment to reducing costs. At Credit Suisse Financial Services, synergies derived from the new structure — which combines Private Banking, Corporate & Retail Banking, Life & Pensions and Insurance into a single business unit — contributed to a 2% decrease in operating expenses from the fourth quarter 2001. Compared with the first quarter 2001, Credit Suisse First Boston's overall operating expenses were down 26% in US dollar terms.

Main drivers of business unit results

Within **Credit Suisse Financial Services**, the Private Banking business performed well in the first quarter, reporting CHF 9.2 billion in net new assets and a 9% increase in net operating profit before minority interests to CHF 634 million quarter-on-quarter. This was achieved in spite of challenging market conditions and a lower volume of securities transactions. The Corporate & Retail Banking business also achieved good results, with net operating profit before minority interests up 167% from the fourth quarter, to CHF 120 million, and an improvement in the operating cost/income ratio to 60.6%. The Life & Pensions and Insurance businesses continued their solid growth momentum in the first quarter, reporting organic premium growth rates of 11% and 10%, respectively, compared with the first quarter 2001 and improving their technical results. First quarter results were, however, negatively impacted by lower investment income. This was due to the income statement recognition of lower valuations over the past three quarters of equity securities held in the investment portfolios. Life & Pensions reported a net operating profit before minority interests of CHF 15 million and Insurance recorded a net operating loss before minority interests of CHF 147 million in the first quarter. The Credit Suisse Financial Services business unit recorded a net operating profit, excluding the amortization of acquired intangible assets and goodwill, of CHF 620 million in the first quarter of 2002, representing a decrease of 23% compared with the previous quarter.
Credit Suisse First Boston successfully maintained its market shares in the first quarter. The strict implementation of cost reduction measures – including headcount reductions and reduced incentive compensation in particular – as well as increased revenues, produced a significant improvement in Credit Suisse First Boston's results versus the previous quarter. The business unit had a net operating profit, excluding the amortization of acquired intangible assets and goodwill as well as exeptional items, of USD 155 million (CHF 259 million) versus a net operating loss of USD 114 million (CHF 188 million) in the previous quarter. The Investment Banking segment – comprising the Fixed Income, Equity and Investment Banking divisions – reported a healthy increase in operating income of 27% quarter-on-quarter to USD 2.7 billion (CHF 4.6 billion). The CSFB Financial Services segment reported operating income of USD 536 million (CHF 901 million) in the first quarter, down 10% from the fourth quarter and down 19% from the first quarter 2001, partly reflecting its divestiture of non-core businesses. Credit Suisse Asset Management, which has been integrated into this segment, also saw revenues decline in comparison with the strong fourth quarter of 2001.

Capital allocation

As of January 1, 2002, the Group changed its capital allocation methodology for its banking businesses to be more closely aligned with the capital used in the respective segments. Capital is allocated based on the higher of the capital adequacy rules set by regulators, the requirements to maintain certain ratings and the corresponding expectations of other market constituencies (respectability capital), or the capital requirement as defined in our own Economic Risk Capital model. The goodwill associated with the acquisitions is held at Corporate Center level. The Group expects to further refine the capital methodology for insurance during the year.

Outlook

As the challenging market conditions continue into 2002, Credit Suisse Group remains cautious in its outlook for the remainder of the year and expects revenue levels at Credit Suisse First Boston to be lower than in 2001 and earnings at Credit Suisse Financial Services not to exceed 2001 levels. However, the Group is confident about the long-term prospects for its core businesses and will continue to focus on controlling costs and achieving growth in key markets.

Credit Suisse Financial Services performed well across all businesses in the first quarter of 2002. The business unit reported a net operating profit, excluding the amortization of acquired intangible assets and goodwill, of CHF 620 million, down 23% versus the previous quarter and down 42% versus the first quarter 2001. This decline is primarily attributable to an unusually low investment income from the insurance units. Net profit totaled CHF 592 million. Assets under management rose 1.0% to CHF 756.1 billion in the first quarter as a result of CHF 10.8 billion in net new assets.

As of January 1, 2002, Credit Suisse Financial Services comprises the Group's global Private Banking business and Corporate & Retail Banking business in Switzerland, as well as the two insurance units, Life & Pensions and Insurance.

Credit Suisse Financial Services recorded a net operating profit, excluding the amortization of acquired intangible assets and goodwill, of CHF 620 million in the first quarter 2002. The business unit's Private Banking and Corporate & Retail Banking segments performed well, and the Life & Pensions and Insurance segments maintained their growth momentum while, at the same time, improving their technical results.

The decline in net operating profit, excluding the amortization of acquired intangible assets and goodwill, of 23% versus the fourth quarter and of 42% versus the first quarter 2001 is primarily attributable to an unusually low investment return from the insurance businesses. This was due to the income statement recognition of lower valuations over the past three quarters of equity securities held in the investment portfolios. This resulted in a CHF 643 million decline in operating income and a CHF 455 million decline in net operating profit, excluding the amortization of acquired intangible assets and goodwill, compared with the first quarter 2001. As the current value of securities holdings are already reflected in the balance sheet of the insurance unit, the above described income statement recognition of lower equity valuations does not impact insurance or Group capital.

The synergies arising from the new structure of Credit Suisse Financial Services, as well as lower provisions for incentive compensation and cost reduction measures, led

Credit Suisse Financial Services business unit income statement in CHF m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Operating income	**3,306**	3,582	4,041	(8)	(18)
Personnel expenses	**1,443**	1,244	1,427	16	1
Other operating expenses	**814**	1,065	874	(24)	(7)
Operating expenses	**2,257**	2,309	2,301	(2)	(2)
Gross operating profit	**1,049**	1,273	1,740	(18)	(40)
Depreciation of non-current assets	**162**	218	100	(26)	62
Amortization of Present Value of Future Profits (PVFP)	**43**	78	42	(45)	2
Valuation adjustments, provisions and losses	**99**	48	128	106	(23)
Net operating profit before extraordinary items and taxes	**745**	929	1,470	(20)	(49)
Extraordinary income/(expenses), net	**(3)**	8	2	–	–
Taxes [1]	**(120)**	(151)	(370)	(21)	(68)
Net operating profit before minority interests	**622**	786	1,102	(21)	(44)
Amortization of acquired intangible assets and goodwill	**(29)**	(52)	(17)	(44)	71
Tax impact	**1**	1	0	–	–
Net profit before minority interests	**594**	735	1,085	(19)	(45)
Minority interests	**(2)**	22	(29)	–	(93)
Net profit	**592**	757	1,056	(22)	(44)
Reconciliation to net operating profit					
Amortization of acquired intangible assets and goodwill	**29**	52	17	(44)	71
Tax impact	**(1)**	(1)	0	–	–
Net operating profit	**620**	808	1,073	(23)	(42)

For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4. 2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The business unit income statement differs from the presentation of the Group's consolidated results in excluding amortization of Present Value of Future Profits (PVFP) from depreciation of non-current assets.

[1] Excluding tax impact on amortization of acquired intangible assets and goodwill.

Credit Suisse Financial Services key information

	1Q2002	4Q2001	1Q2001
Cost/income ratio (operating) [1] [2]	**73.2%**	70.5%	59.4%
Cost/income ratio, (operating) banking [1]	**56.9%**	65.7%	56.5%
Return on average allocated capital	**19.1%**	24.2%	28.6%
Return on average allocated capital (operating) [1]	**20.0%**	25.8%	29.0%
Average allocated capital in CHF m [3]	**12,431**	12,170	15,177
Growth in net operating profit [1]	**(42.2%)**	(20.2%)	(10.1%)
Growth in assets under management	**1.0%**	5.8%	2.0%
of which net new assets	**1.4%**	1.6%	1.8%
of which market movement and structural effects	**–**	3.8%	(0.4%)
of which acquisition	**(0.4%)**	0.4%	0.6%
of which discretionary	**0.7%**	2.6%	n/a

	31.03.02	31.12.01
Assets under management in CHF bn	**756.1**	748.4
Number of employees	**52,053**	51,206

[1] Excluding amortization of acquired intangible assets and goodwill. · [2] Excluding amortization of Present Value of Future Profits (PVFP) from the insurance businesses within Credit Suisse Financial Services. · [3] New definition based on revised capital allocation methodology, as described on page 6.

Overview of Credit Suisse Financial Services business unit in CHF m

1Q2002	Private Banking	Corporate & Retail Banking	Life & Pensions	Insurance	Credit Suisse Financial Services
Operating income [1]	1,834	616	415	441	**3,306**
Personnel expenses	624	223	211	385	**1,443**
Other operating expenses	345	132	140	197	**814**
Operating expenses	969	355	351	582	**2,257**
Gross operating profit	865	261	64	(141)	**1,049**
Depreciation of non-current assets	53	18	45	46	**162**
Amortization of Present Value of Future Profits (PVFP)	–	–	41	2	**43**
Valuation adjustments, provisions and losses	14	85	0	0	**99**
Net operating profit before extraordinary items and taxes	798	158	(22)	(189)	**745**
Extraordinary income/(expenses), net	(2)	(1)	0	0	**(3)**
Taxes [2]	(162)	(37)	37	42	**(120)**
Net operating profit before minority interests	634	120	15	(147)	**622**
Amortization of acquired intangible assets and goodwill					**(29)**
Tax impact					**1**
Net profit before minority interests					**594**
Minority interests					**(2)**
Net profit					**592**
Reconciliation to net operating profit					
Amortization of acquired intangible assets and of goodwill					**29**
Tax impact					**(1)**
Net operating profit					**620**
Average allocated capital [3]	3,484	3,972	4,975		**12,431**

For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and minority interests, and reporting these items at business unit level only.
[1] Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from insurance business. Expenses for handling both claims and investments include: personnel expenses Life & Pensions: CHF 30 m, Insurance CHF 138 m; other operating expenses Life & Pensions: CHF 14 m, Insurance: CHF 69 m. · [2] Excluding tax impact on amortization of acquired intangible assets and goodwill. · [3] New definition based on revised capital allocation methodology, as described on page 6.

Private Banking income statement in CHF m

	1Q2002	4Q2001	1Q2001	Changes in % from 4Q2001	Changes in % from 1Q2001
Net interest income	**440**	500	510	(12)	(14)
Net commission and service fee income	**1,233**	1,060	1,186	16	4
Net trading income	**155**	153	179	1	(13)
Other ordinary income	**6**	22	67	(73)	(91)
Operating income	**1,834**	1,735	1,942	6	(6)
Personnel expenses	**624**	570	636	9	(2)
Other operating expenses	**345**	420	358	(18)	(4)
Operating expenses	**969**	990	994	(2)	(3)
Gross operating profit	**865**	745	948	16	(9)
Depreciation of non-current assets	**53**	99	37	(46)	43
Valuation adjustments, provisions and losses [1]	**14**	(41)	51	–	(73)
Net operating profit before extraordinary items and taxes	**798**	687	860	16	(7)
Extraordinary income/(expenses), net	**(2)**	8	0	–	–
Taxes	**(162)**	(116)	(216)	40	(25)
Net operating profit before minority interests	**634**	579	644	9	(2)
Increased/(decreased) credit-related valuation adjustments [1]	**2**	(6)	(4)		

2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and minority interests, and reporting these items at business unit level only.

[1] Increased/decreased valuation adjustments taken at Group level resulting from the difference between the statistical and actual credit provisions.

Private Banking balance sheet information in CHF m

	31.03.02	31.12.01	Change in % from 31.12.01
Total assets	**168,361**	170,364	(1)
Due from customers	**31,261**	31,410	0
Mortgages	**41,808**	42,008	0

to a decrease in operating expenses of 2% versus both the previous quarter and the corresponding period of 2001. About 40% of the previously announced CHF 350 million to CHF 400 million in potential improvements to results for 2002 had already been realized in the first quarter.

Assets under management rose by 1.0% to CHF 756.1 billion as of end-March 2002. Due to the successful launch of innovative products, net new assets of CHF 10.8 billion were recorded, exceeding the quarterly average for 2001. This corresponded to 5.8% growth of assets under management on an annualized basis.

Private Banking

As of January 1, 2002, the Private Banking segment also includes Personal Finance, which was previously reported separately, as well as the "affluent clients" segment in Switzerland. In markets within Europe (the UK, France, Germany, Spain and Italy), Credit Suisse brought the Personal Finance unit and traditional onshore private banking business together under joint management in the form of the European Financial Services Initiative. Prior-period figures have been restated accordingly.

The Private Banking segment posted a net operating profit before minority interests of CHF 634 million in the first quarter of 2002. This corresponded to a rise of 9% compared with the previous quarter and a decline of 2% on the corresponding period of 2001. Operating income rose 6% quarter-on-quarter, but was down 6% versus the strong first quarter 2001 as the successful sale of new structured financial products did not fully offset the reduced income from the lower securities transaction volumes. Operating expenses decreased 2% versus the fourth quarter 2001 due to a reduction in other operating expenses, more than offsetting an increase in personnel costs. Operating expenses were down 3% compared with the first quarter 2001. The net margin on assets under management rose to 46.0 basis points from 43.6 in the previous quarter (47.6 basis points in the first quarter 2001). Net new assets totaled CHF 9.2 billion or 6.7% of assets under management on an annualized basis and were thus above the previous year's quarterly average. Assets under management rose 2.0% versus year-end 2001, to CHF 557.6 billion.

The business unit opened new branches ➲ in Germany, Spain and Italy, and now has a presence in 63 locations within these three countries. The Italian tax amnesty program has resulted in a movement of assets from offshore Switzerland to onshore Italy. With the wealth management program developed over the past three years in Italy, Credit Suisse has been well positioned

Private Banking key information

	1Q2002	4Q2001	1Q2001
Cost/income ratio (operating) [1]	**55.7%**	62.8%	53.1%
Average allocated capital in CHF m [2]	**3,484**	3,233	3,167
Pre-tax margin (operating) [1]	**43.4%**	40.1%	44.3%
Fee income/operating income	**67.2%**	61.1%	61.1%
Net new assets in CHF bn	**9.2**	8.6	9.2
of which European Financial Services Initiative	**3.2**	0.9	0.8
Growth in assets under management	**2.0%**	6.2%	1.5%
of which net new assets	**1.7%**	1.7%	1.7%
of which market movement and structural effects	**0.3%**	4.0%	(0.9%)
of which acquisitions	**–**	0.5%	0.7%
Net operating profit before minority interests/average AuM [1]	**46.0 bp**	43.6 bp	47.6 bp

	31.03.02	31.12.01
Assets under management in CHF bn	**557.6**	546.8
of which European Financial Services Initiative	**23.9**	20.9
Number of employees	**15,176**	14,952
Number of advisors European Financial Services Initiative	**658**	677
Number of clients European Financial Services Initiative	**45,494**	41,419

[1] Excluding amortization of acquired intangible assets and goodwill. [2] New definition based on revised capital allocation methodology, as described on page 6.

to compete for these assets. A net loss of CHF 2 to 3 billion in assets is expected in the process of the Italian tax amnesty. In total, the European Financial Services Initiative reported CHF 3.2 billion in net new assets, of which 80% relate to the Italian market.

Credit Suisse further expanded its business in the attractive Asian and Middle Eastern markets. The Global Private Banking Centre launched in Singapore in December continued to attract new clients. The successful launch of the Global Investment Program (GIP) underpinned Credit Suisse's image as an innovative provider of structured financial products.

Corporate & Retail Banking

The business unit's Swiss Corporate & Retail Banking segment reported a net operating profit before minority interests of CHF 120 million, corresponding to an increase of 167% versus the previous quarter and of 15% versus the first quarter 2001. Operating income rose 6% compared with the fourth quarter and was down 3% on the first quarter 2001. The new structure of the business unit and lower provisions for incentive compensation led to a significant decrease in costs versus the fourth and first quarters of the previous year. This resulted in a healthy improvement in the operating cost/income ratio to 60.6% from 74.6% in the previous quarter and 67.0% in the first quarter 2001. The return on average allocated capital in the first quarter 2002 was 12.1%. Despite the challenging market environment, asset quality improved owing to the continued reduction of all the non-performing loan positions in the portfolio.

Corporate & Retail Banking income statement in CHF m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Net interest income	**426**	413	421	3	1
Net commission and service fee income	**122**	108	130	13	(6)
Net trading income	**53**	60	68	(12)	(22)
Other ordinary income	**15**	2	17	–	(12)
Operating income	**616**	583	636	6	(3)
Personnel expenses	**223**	235	252	(5)	(12)
Other operating expenses	**132**	161	161	(18)	(18)
Operating expenses	**355**	396	413	(10)	(14)
Gross operating profit	**261**	187	223	40	17
Depreciation of non-current assets	**18**	39	13	(54)	38
Valuation adjustments, provisions and losses [1]	**85**	89	77	(4)	10
Net operating profit before extraordinary items and taxes	**158**	59	133	168	19
Extraordinary income/(expenses), net	**(1)**	0	2	–	–
Taxes [2]	**(37)**	(14)	(31)	164	19
Net operating profit before minority interests	**120**	45	104	167	15
Increased/(decreased) credit-related valuation adjustments [1]	**(6)**	16	(28)		

2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs and minority interests, and reporting these items at business unit level only.
[1] Increased/decreased valuation adjustments taken at Group level resulting from the difference between the statistical and actual credit provisions. / [2] Excluding tax impact on amortization of acquired intangible assets and goodwill.

Corporate & Retail Banking balance sheet information in CHF m

	31.03.02	31.12.01	Change in % from 31.12.01
Total assets	**70,644**	72,372	(2)
Due from customers	**29,791**	28,889	3
Mortgages	**35,458**	34,279	3
Due to customers in savings and investment deposits	**17,502**	17,631	(1)
Due to customers, other	**26,757**	29,218	(8)

Corporate & Retail Banking key information

	1Q2002	4Q2001	1Q2001
Cost/income ratio (operating) [1]	**60.6%**	74.6%	67.0%
Return on average allocated capital (operating) [1]	**12.1%**	4.6%	10.8%
Average allocated capital in CHF m [2]	**3,972**	3,901	3,846
Pre-tax margin (operating) [1]	**25.5%**	10.1%	21.2%
Personnel expenses/operating income	**36.2%**	40.3%	39.6%
Net interest margin	**238 bp**	228 bp	229 bp
Loan growth	**3.3%**	0.2%	0.6%
Net new assets in CHF bn	**(1.4)**	0.9	1.7

	31.03.02	31.12.01
Deposit/loan ratio	**67.8%**	74.2%
Assets under management in CHF bn	**54.4**	55.9
Number of employees	**6,673**	6,742
Number of branches	**226**	227

[1] Excluding amortization of acquired intangible assets and goodwill. / [2] New definition based on revised capital allocation methodology, as described on page 6.

Life & Pensions income statement in CHF m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Gross premiums written	**6,762**	4,899	6,189	38	9
Reinsurance ceded	**(96)**	(61)	(51)	57	88
Net premiums written	**6,666**	4,838	6,138	38	9
Change in provision for unearned premiums	**(39)**	(5)	(14)	–	179
Net premiums earned	**6,627**	4,833	6,124	37	8
Death and other benefits incurred	**(3,813)**	(3,234)	(3 686)	18	3
Change in provision for future policyholder benefits (technical)	**(3,289)**	(2,059)	(2,765)	60	19
Change in provision for future policyholder benefits (separate account) [1]	**(141)**	(652)	671	(78)	–
Dividends to policyholders incurred	**135**	458	(403)	(71)	–
Operating expenses, net (incl. commissions paid)	**(424)**	(452)	(372)	(6)	14
Investment income general account	**792**	663	1,464	19	(46)
Investment income separate account [1]	**141**	652	(671)	(78)	–
Interest received on deposits and bank accounts	**23**	24	13	(4)	77
Interest on bonuses credited to policyholders	**(29)**	(36)	(32)	(19)	(9)
Other interest paid	**(50)**	(91)	(37)	(45)	35
Other income/(expenses) (including foreign exchange impact)	**6**	2	(39)	200	–
Net operating profit before taxes and minority interests	**(22)**	108	267	–	–
Taxes	**37**	(28)	(63)	–	–
Net operating profit before minority interests	**15**	80	204	(81)	(93)

The segment's income statement differs from the presentation of business unit results as it reflects the way the insurance business is managed, which is in line with Life & Pensions' peers in the insurance industry. Amortization of acquired intangible assets and goodwill are excluded from 'Operating expenses' and are reported, like minority interests, at business unit level only.

[1] This represents the market impact for separate account (or unit-linked) business, where the investment risk is borne by the policyholder.

Life & Pensions

In the first quarter 2002, the business unit's Life & Pensions segment reported an 11% increase in gross premiums to CHF 6.8 billion versus the corresponding period of 2001, including adjustments for divestitures in Austria and France. This growth reflects the positive development of the single premiums business in Italy and higher volumes in Switzerland, as well as strong growth in the UK, Belgium and Hong Kong. Net new assets totaled CHF 3.0 billion in the first quarter, compared with CHF 2.3 billion in the corresponding period of 2001.

Despite this good performance, net operating profit before minority interests declined to CHF 15 million. This decrease of CHF 189 million compared to the first quarter of 2001 is primarily the result of an unusually low investment income. First quarter results were impacted by the income statement recognition of lower valuations of equity securities held in the insurance portfolios. Net investment income excluding separate account business consequently declined CHF 672 million or 46% versus the first quarter 2001, and the impact on net operating profit before minority interests amounted to CHF 150 million.

Following its withdrawal from the Austrian and French markets, ➲ the Life & Pensions segment is continuing to focus on selected markets in Europe and Asia offering high growth and earnings potential, while further diversifying its product portfolio. Throughout 2002, Life & Pensions will be placing a particular emphasis on developing innovative solutions for clients from other divisions within Credit Suisse Financial Services.

Insurance

The business unit's Insurance segment increased its net premiums earned by 4% compared with the first quarter of 2001. Adjusted for divestitures (Winterthur International, and in France and Austria) and acquisitions ➲ (in the UK and Belgium), the Insurance segment recorded 10% premium growth, which is attributable to an increase in rates and the positive development of new business. In the UK market and in Belgium, Spain and Germany, the Insurance segment recorded double-digit growth rates in the period under review.

In the first quarter 2002, the combined ratio improved by 2.5 percentage points to 103.9% versus the corresponding period of 2001, as the claims ratio fell by more than 2 percentage points, to 75.2%, within one year. Quarter-on-quarter, the claims ratio rose 0.4 percentage points, while a seasonal rise in claims within Europe offset the clear progress achieved in North America. Despite considerable costs incurred in the acquisition of new business, the overall expense ratio for the first quarter fell by 0.3 percentage points versus the corresponding period of 2001.

In spite of a significant improvement in its underwriting result, the Insurance segment reported a net operating loss before minority interests of CHF 147 million in the first quarter owing to an unusually low investment return. The results were affected by the income statement recognition of lower valuation of equity securities. Net investment income thus declined CHF 442 million or 84% versus the first quarter 2001, and the impact on net operating profit amounted to CHF 305 million.



Life & Pensions key information

	1Q2002	4Q2001	1Q2001
Expense ratio [1]	**6.4%**	9.4%	6.1%
Growth in gross premiums written	**9.3%**	16.0%	18.5%
Return on invested assets (excluding separate account)			
Current income	**4.0%**	4.1%	4.4%
Realized gains/losses and other income/expenses	**(0.8%)**	(1.6%)	1.8%
Total return on invested assets [2]	**3.2%**	2.5%	6.2%
Net new assets in CHF bn [3]	**3.0**	1.8	2.3
Total sales in CHF m [4]	**7,783**	6,172	7,462

	31.03.02	31.12.01
Assets und management in CHF bn [5]	**115.0**	115.2
Technical provisions in CHF m	**109,890**	108,326
Number of employees	**7,417**	7,697

[1] Operating expenses/net premiums earned. / [2] Total investment return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses. / [3] Based on change in technical provisions for traditional business, adjusted for technical interests; net inflow of unit-linked business; and change in off-balance sheet business such as funds. / [4] Includes gross premiums written and off-balance sheet sales. / [5] Based on savings-related provisions for policyholders plus off-balance sheet assets.

Insurance income statement in CHF m

	1Q2002	4Q2001	1Q2001	Change in % from Q42001	Change in % from Q12001
Gross premiums written	**6,668**	3,685	6,774	81	(2)
Reinsurance ceded	**(415)**	(209)	(601)	99	(31)
Net premiums written	**6,253**	3,476	6,173	80	1
Change in provision for unearned premiums and in provision for future policy benefits (health)	**(2,502)**	319	(2,556)	–	(2)
Net premiums earned	**3,751**	3,795	3,617	(1)	4
Claims and annuities incurred, net	**(2,819)**	(2,837)	(2,799)	(1)	1
Dividends to policyholders incurred, net	**(67)**	(50)	(112)	34	(40)
Operating expenses, net (incl. commissions paid)	**(1,077)**	(1,081)	(1,049)	0	3
Underwriting result, net	**(212)**	(173)	(343)	23	(38)
Net investment income	**87**	503	529	(83)	(84)
Interest received on deposits and bank accounts	**16**	(4)	7	–	129
Interest paid	**(19)**	(35)	(26)	(46)	(27)
Other income/(expenses) (including foreign exchange impact)	**(61)**	(216)	43	(72)	–
Net operating profit before taxes and minority interests	**(189)**	75	210	–	–
Taxes	**42**	7	(60)	500	–
Net operating profit before minority interests	**(147)**	82	150	–	–

The segment's income statement differs from the presentation of business unit results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Amortization of acquired intangible assets and goodwill are excluded from 'Operating expenses' and are reported, like minority interests, at business unit level only.

Insurance key information

	1Q2002	4Q2001	1Q2001
Combined ratio (excluding dividends to policyholders)	**103.9%**	103.3%	106.4%
Claims ratio	**75.2%**	74.8%	77.4%
Expense ratio	**28.7%**	28.5%	29.0%
Return on invested assets			
Current income	**3.9%**	3.9%	4.6%
Realized gains/losses and other income/expenses	**(2.7%)**	2.4%	1.7%
Total return on invested assets [1]	**1.2%**	6.3%	6.3%

	31.03.02	31.12.01
Assets under management in CHF bn	**29.1**	30.5
Technical provisions in CHF m	**30,603**	27,738
Number of employees	**22,787**	21,815

[1] Total investment return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.

Credit Suisse First Boston's first quarter 2002 results reflect the cost reduction measures implemented and an improved performance in the Investment Banking segment. Excluding the amortization of acquired intangible assets and goodwill as well as exceptional items, net operating profit stood at USD 155 million (CHF 259 million), compared with a net operating loss of USD 114 million (CHF 188 million) in the fourth quarter of 2001, corresponding to an increase of USD 269 million (CHF 447 million).

Credit Suisse First Boston reported a net loss of USD 19 million (CHF 32 million) in the first quarter of 2002, compared with a net loss of USD 939 million (CHF 1.6 billion) in the final quarter of 2001. In the first quarter of the previous year, Credit Suisse First Boston reported a net operating profit, excluding the amortization of acquired intangible assets and goodwill, of USD 444 million (CHF 727 million) and a net profit of USD 272 million (CHF 445 million).

The new organizational structure as of 2002 is divided into two reporting segments: Investment Banking, which includes the Fixed Income, Equity and Investment Banking divisions; and CSFB Financial Services, which includes Credit Suisse Asset Management, Pershing and Private Client Services. Prior-period results have been restated accordingly.

In line with its strategy to exit non-core businesses, Credit Suisse First Boston announced the sale of most of its CSFB*direct* business and its brokerage service subsidiary, Autranet, Inc. at the end of 2001. These sales closed during the first quarter of 2002.

Operating income in the first quarter increased 19% compared with the previous quarter to USD 3.3 billion (CHF 5.5 billion), reflecting improvements in the Investment Banking segment. Compared with the first quarter of 2001, operating income was down 27%, with lower

Credit Suisse First Boston business unit income statement in USD m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Operating income	**3,277**	2,757	4,505	19	(27)
Personnel expenses	**1,808**	1,124	2,583	61	(30)
Other operating expenses	**775**	1,016	885	(24)	(12)
Operating expenses	**2,583**	2,140	3,468	21	(26)
Gross operating profit	**694**	617	1,037	12	(33)
Depreciation of non-current assets	**123**	157	133	(22)	(8)
Valuation adjustments, provisions and losses [1]	**202**	477	56	(58)	261
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes	**369**	(17)	848	–	(56)
Extraordinary income/(expenses), net	**0**	0	(2)	–	–
Taxes [2]	**(81)**	55	(214)	–	(62)
Net operating profit before acquisition-related costs, exceptional items and minority interests	**288**	38	632	–	(54)
Acquisition interest	**(99)**	(100)	(163)	(1)	(39)
Amortization of retention payments	**(107)**	(128)	(118)	(16)	(9)
Amortization of acquired intangible assets and goodwill	**(213)**	(222)	(210)	(4)	1
Exceptional items	**0**	(845)	0	–	–
Tax impact	**112**	319	131	(65)	(15)
Net profit before minority interests	**(19)**	(938)	272	(98)	–
Minority interests	**0**	(1)	0	–	–
Net profit	**(19)**	(939)	272	(98)	–
Reconciliation to net operating profit					
Amortization of acquired intangible assets and goodwill	**213**	222	210	(4)	1
Exceptional items	**0**	845	0	–	–
Tax impact	**(39)**	(242)	(38)	(84)	3
Net operating profit	**155**	(114)	444	–	(65)

See page 16 for footnotes.

Credit Suisse First Boston business unit income statement in CHF m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Operating income	**5,505**	4,781	7,389	15	(25)
Personnel expenses	**3,037**	1,969	4,235	54	(28)
Other operating expenses	**1,302**	1,747	1,451	(25)	(10)
Operating expenses	**4,339**	3,716	5,686	17	(24)
Gross operating profit	**1,166**	1,065	1,703	9	(32)
Depreciation of non-current assets	**207**	270	220	(23)	(6)
Valuation adjustments, provisions and losses [1]	**338**	810	92	(58)	267
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes	**621**	(15)	1,391	–	(55)
Extraordinary income/(expenses), net	**0**	0	(2)	–	–
Taxes [2]	**(137)**	90	(353)	–	(61)
Net operating profit before acquisition-related costs, exceptional items and minority interests	**484**	75	1,036	–	(53)
Acquisition interest	**(167)**	(175)	(268)	(5)	(38)
Amortization of retention payments	**(179)**	(220)	(194)	(19)	(8)
Amortization of acquired intangible assets and goodwill	**(357)**	(379)	(345)	(6)	3
Exceptional items	**0**	(1,428)	0	–	–
Tax impact	**187**	543	216	(66)	(13)
Net profit before minority interests	**(32)**	(1,584)	445	(98)	–
Minority interests	**0**	(1)	0	–	–
Net profit	**(32)**	(1,585)	445	(98)	–
Reconciliation to net operating profit					
Amortization of acquired intangible assets and goodwill	**357**	379	345	(6)	3
Exceptional items	**0**	1,428	0	–	–
Tax impact	**(66)**	(410)	(63)	(84)	(5)
Net operating profit	**259**	(188)	727	–	(64)

For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4. 2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The business unit income statement differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in common with certain US competitors, rather than netted against operating income and reporting expenses for contractors as part of operating expenses instead of personnel expenses, b) excluding acquisition-related costs of acquisition interest and amortization of retention payments from operating income and personnel expenses, respectively, and reporting these items separately in the income statement, c) deducting minority interests from operating income d) excluding exceptional items from operating income, personnel expenses, depreciation of non-current assets and valuation adjustments, provisions and losses and reporting these items separately in the income statement.

[1] The amounts in 4Q2001 and 1Q2001 include valuation adjustments taken at Group level of CHF 112 m (USD 66 m) and CHF 24 m (USD 15 m), respectively, resulting from the difference between the statistical and actual credit provisions. Starting January 1, 2002, no such adjustments will be recorded within Credit Suisse First Boston and the amount reported for 1Q2002 reflects actual credit provision. [2] Excluding tax impact on acquisition-related costs and exceptional items.

equity and investment banking revenues reflecting the downturn in the markets during the second half of 2001 and into 2002, and lower fixed income revenues in line with a more stable, rather than a declining, interest rate environment.

In accordance with Credit Suisse First Boston's commitment to cost reduction, first quarter operating expenses were 26% below those of the comparable period in 2001. Compensation costs declined 30%, chiefly due to headcount reductions and reduced incentive compensation costs. Other operating costs decreased by 12%, reflecting declines in virtually all discretionary expenses, particularly in technology and communication, and occupancy costs. Compared with the fourth quarter 2001, compensation costs excluding bonus accruals declined by 10%; however, incentive compensation increased as a result of over-accruals in the first nine months and the classification of incentive compensation expenses paid in connection with staff reductions as an exceptional item.

Assets under management, including private equity assets held on behalf of clients, totaled USD 387.9 billion (CHF 650.9 billion) as of March 31, 2002. Net new assets in the first quarter totaled USD 1.6 billion (CHF 2.7 billion). Discretionary assets under management as of March 31, 2002, were USD 253.9 billion (CHF 426.1 billion), virtually unchanged versus December 31, 2001. Advisory assets under management as of March 31, 2002, were USD 134.0 billion (CHF 224.8 billion), a decrease of 11.6% against December 31, 2002, primarily related to the sale of CSFB*direct*.



Credit Suisse First Boston key information Based on CHF amounts

	1Q2002	4Q2001	1Q2001
Cost/income ratio (operating) [1)2)3)4)]	**82.6%**	83.4%	79.9%
Return on average allocated capital	**(0.9%)**	(42.6%)	11.4%
Return on average allocated capital (operating) [3)4)]	**6.9%**	(5.0%)	18.6%
Return on average allocated capital (operating, excluding amortization of retention payments, net of tax) [2)3)4)]	**10.1%**	(1.2%)	21.8%
Average allocated capital in CHF m [5)]	**14,913**	14,877	15,625
Pre-tax margin [3)]	**(1.5%)**	(16.5%)	7.9%
Pre-tax margin (operating) [3)4)]	**5.0%**	(8.6%)	12.5%
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments) [1)2)3)4)]	**11.3%**	(0.3%)	18.8%
Personnel expenses/operating income [1)2)3)]	**55.2%**	41.2%	57.3%

	31.03.02	31.12.01
Number of employees	**25,970**	27,302

[1)] Excluding acquisition interest. / [2)] Excluding amortization of retention payments. / [3)] Excluding exceptional items. / [4)] Excluding amortization of acquired intangible assets and goodwill. / [5)] New definition based on revised capital allocation methodology, as described on page 6.

Investment Banking segment

The Investment Banking segment reported first quarter operating income of USD 2.7 billion (CHF 4.6 billion), up 27% compared with the fourth quarter and down 29% compared with the first quarter of 2001. As a result of the cost reduction measures implemented, first quarter operating expenses were down 26% to USD 2.2 bilion (CHF 3.6 billion), compared with the same period a year ago.

Fixed Income revenues increased 36% on the previous quarter to USD 1.2 billion (CHF 1.9 billion), with the most significant increase reported in the developed credit markets business. This area continued to benefit as investors looked to shift single name credit exposure to more diversified instruments. Credit Suisse First Boston currently ranks number one globally in asset-backed securitizations (13% market share). The revenues of the emerging markets group also rebounded from the prior quarter, which had been adversely impacted by losses related to Argentina. In emerging markets debt, the ranking improved from fifth to third place, with market share increasing to 14% (8% in 2001). The revenues of the leveraged and bank finance business also increased, with the top ranking maintained in high yield new issues. The global high yield new issuance industry volume rose 15% compared with the fourth quarter. The revenues of the interest rate products business, which had benefited from several rate cuts in 2001, declined in the first quarter. Compared with the first quarter 2001, one of Fixed Income's strongest quarters on record, first quarter revenues declined 28%. Credit Suisse First Boston also saw its North American fixed income research standing improve from ninth place in the first quarter of 2001 to third.

Equity business revenues increased 22% quarter-on-quarter to USD 855 million (CHF 1.4 billion), primarily as a result of the rebound in the equity derivatives business and increased new issue activity late in the first quarter. Revenues were down 35% compared with the first quarter 2001 due to reduced volatility and narrowing spreads on derivative instruments, continuing sluggish markets, reduced commission margins and reduced new issue activity.

The **Investment Banking** division's first quarter revenues increased 18% compared with the previous quarter to USD 695 million (CHF 1.2 billion). The revenue increase was largely related to a gain on the sale of a strategic investment within the private equity

Overview of Credit Suisse First Boston business unit

1Q2002	in USD m			in CHF m		
	Investment Banking	CSFB Financial Services	**Credit Suisse First Boston**	Investment Banking	CSFB Financial Services	**Credit Suisse First Boston**
Operating income	2,741	536	**3,277**	4,604	901	**5,505**
Personnel expenses	1,550	258	**1,808**	2,603	434	**3,037**
Other operating expenses	618	157	**775**	1,039	263	**1,302**
Operating expenses	2,168	415	**2,583**	3,642	697	**4,339**
Gross operating profit	573	121	**694**	962	204	**1,166**
Depreciation of non-current assets	102	21	**123**	171	36	**207**
Valuation adjustments, provisions and losses	199	3	**202**	333	5	**338**
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes	272	97	**369**	458	163	**621**
Extraordinary income/(expenses), net	0	0	**0**	0	0	**0**
Taxes [1]	(54)	(27)	**(81)**	(91)	(46)	**(137)**
Net operating profit before acquisition-related costs, exceptional items and minority interests	218	70	**288**	367	117	**484**
Acquisition interest			**(99)**			**(167)**
Amortization of retention payments			**(107)**			**(179)**
Amortization of acquired intangible assets and goodwill			**(213)**			**(357)**
Exceptional items			**0**			**0**
Tax impact			**112**			**187**
Net profit before minority interests			**(19)**			**(32)**
Minority interests			**0**			**0**
Net profit			**(19)**			**(32)**
Reconciliation to net operating profit						
Amortization of acquired intangible assets and goodwill			**213**			**357**
Exceptional items			**0**			**0**
Tax impact			**(39)**			**(66)**
Net operating profit			**155**			**259**
Average allocated capital [2]	8,462	655	**8,894**	14,188	1,098	**14,913**

For further information on the presentation of business unit results, please refer to the "Overview of business unit results" on page 4. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs, exceptional items and minority interests, and reporting these items at business unit level only.

[1] Excluding tax impact on acquisition-related costs and exceptional items. [2] New definition based on revised capital allocation methodology, as described on page 6.

business, and was partially offset by decreased revenues generated from mergers and acquisitions and equity new issues. These businesses were adversely impacted by industry-wide volume declines of 31% and 23%, respectively. Compared with the same period in 2001, the division's first quarter 2002 revenues declined by 16%, principally due to lower M&A advisory revenue. The value of the industry's global announced M&A deals in the first quarter of 2002 decreased significantly – by more than 45% versus the same period in 2001. However, Credit Suisse First Boston has achieved a global number one ranking in terms of both US dollar value and number of transactions, and 25% market share for its announced 2002 M&A deals, versus a rank of number six for the first quarter of 2001.

The private equity business recorded net realized and unrealized gains of USD 29 million (CHF 48 million) in the first quarter, compared with net realized and unrealized losses of USD 97 million (CHF 167 million) in the fourth quarter 2001 and USD 13 million (CHF 22 million) in the first quarter 2001. The total pre-tax gain for the private equity business amounted to USD 4 million (CHF 7 million) in the first quarter versus total pre-tax losses of USD 138 million (CHF 235 million) in the fourth quarter and USD 50 million (CHF 82 million) in the first quarter 2001. The book value of all private equity investments stood at USD 2.0 billion (CHF 3.4 billion) and fair value at USD 2.2 billion (CHF 3.6 billion) as of March 31, 2002.

CSFB Financial Services

CSFB Financial Services' first quarter operating income of USD 536 million (CHF 901 million) decreased 10% compared with the fourth quarter and were down 19%



Investment Banking income statement in USD m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Fixed Income	**1,159**	854	1,605	36	(28)
Equity	**855**	699	1,314	22	(35)
Investment Banking	**695**	589	823	18	(16)
Other	**32**	18	104	78	(69)
Operating income	**2,741**	2,160	3,846	27	(29)
Personnel expenses	**1,550**	901	2,244	72	(31)
Other operating expenses	**618**	827	685	(25)	(10)
Operating expenses	**2,168**	1,728	2,929	25	(26)
Gross operating profit	**573**	432	917	33	(38)
Depreciation of non-current assets	**102**	131	108	(22)	(6)
Valuation adjustments, provisions and losses	**199**	469	57	(58)	249
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes	**272**	(168)	752	–	(64)
Extraordinary income/(expenses), net	**0**	0	(1)	–	–
Taxes [1]	**(54)**	85	(198)	–	(73)
Net operating profit before acquisition-related costs, exceptional items and minority interests	**218**	(83)	553	–	(61)

2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs, exceptional items and minority interests, and reporting these items at business unit level only.

[1] Excluding tax impact on acquisition-related costs and exceptional items.

compared with the first quarter 2001. Operating expenses were down 23% compared with the first quarter 2001, due to the cost reduction measures implemented as well as to the sale of CSFB*direct*.

Pershing's revenues decreased versus the same period in the prior year as reduced activity impacted trading and commission revenues; average trades per day declined 20%. Additionally, lower customer balances and the effect of tightened spreads resulting from interest rate cuts led to lower interest income; however, revenues have improved in 2002 compared to the preceding quarter.

Compared with both the first and fourth quarters of 2001, **Private Client Services'** revenues were down in the first quarter 2002, reflecting a difficult equity environment, which contributed to lower relative net new asset growth, and a 7% reduction in its sales force compared with the fourth quarter.

Due to reduced net new business, **Credit Suisse Asset Management's** first quarter revenues also declined compared with both the first quarter of 2001 and the unusually strong fourth quarter.

Investment Banking income statement in CHF m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Fixed Income	**1,947**	1,491	2,633	31	(26)
Equity	**1,437**	1,213	2,155	18	(33)
Investment Banking	**1,167**	1,017	1,350	15	(14)
Other	**53**	32	170	66	(69)
Operating income	**4,604**	3,753	6,308	23	(27)
Personnel expenses	**2,603**	1,583	3,680	64	(29)
Other operating expenses	**1,039**	1,421	1,124	(27)	(8)
Operating expenses	**3,642**	3,004	4,804	21	(24)
Gross operating profit	**962**	749	1,504	28	(36)
Depreciation of non-current assets	**171**	224	178	(24)	(4)
Valuation adjustments, provisions and losses	**333**	797	94	(58)	254
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes	**458**	(272)	1,232	-	(63)
Extraordinary income/(expenses), net	**0**	0	(1)	-	-
Taxes [1]	**(91)**	142	(325)	-	(72)
Net operating profit before acquisition-related costs, exceptional items and minority interests	**367**	(130)	906	-	(59)

2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs, exceptional items and minority interests, and reporting these items at business unit level only.
[1] Excluding tax impact on acquisition-related costs and exceptional items.

Investment Banking key information Based on CHF amounts

	1Q2002	4Q2001	1Q2001
Cost/income ratio (operating) [1) 2) 3) 4)]	**82.8%**	86.0%	79.0%
Average allocated capital in CHF m [5)]	**14,188**	13,936	14,834
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments) [1) 2) 3) 4)]	**9.9%**	(7.2%)	19.5%
Personnel expenses/operating income [1) 2) 3)]	**56.5%**	42.2%	58.3%

	31.03.02	31.12.01
Number of employees	**18,574**	19,094

[1)] Excluding acquisition interest. / [2)] Excluding amortization of retention payments. / [3)] Excluding exceptional items. / [4)] Excluding amortization of acquired intangible assets and goodwill. / [5)] New definition based on revised capital allocation methodology, as described on page 6.

Investment Banking balance sheet information in CHF m

	31.03.02	31.12.01
Total assets	**694,172**	648,455
Total assets in USD m	**413,714**	387,045
Due from banks	**232,567**	198,806
of which securities lending and reverse repurchase agreements	**185,813**	159,784
Due from customers	**128,750**	118,007
of which securities lending and reverse repurchase agreements	**47,735**	59,806
Mortgages	**15,798**	16,348
Securities and precious metals trading portfolios	**226,422**	204,907
Due to banks	**373,800**	344,091
of which securities borrowing and repurchase agreements	**136,794**	137,731
Due to customers, other	**120,114**	108,470
of which securities borrowing and repurchase agreements	**68,498**	62,136

CSFB Financial Services income statement in USD m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Net interest income	**49**	61	100	(20)	(51)
Net commission and service fee income	**438**	476	513	(8)	(15)
Net trading income	**31**	35	49	(11)	(37)
Other ordinary income	**18**	25	(3)	(28)	–
Operating income	**536**	597	659	(10)	(19)
Personnel expenses	**258**	223	339	16	(24)
Other operating expenses	**157**	189	200	(17)	(22)
Operating expenses	**415**	412	539	1	(23)
Gross operating profit	**121**	185	120	(35)	1
Depreciation of non-current assets	**21**	26	25	(19)	(16)
Valuation adjustments, provisions and losses	**3**	8	(1)	(63)	–
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes	**97**	151	96	(36)	1
Extraordinary income/(expenses), net	**0**	0	(1)	–	–
Taxes [1)]	**(27)**	(30)	(16)	(10)	69
Net operating profit before acquisition-related costs and minority interests	**70**	121	79	(42)	(11)

2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs, exceptional items and minority interests, and reporting these items at business unit level only.
[1)] Excluding tax impact on acquisition-related costs and exceptional items.

CSFB Financial Services income statement in CHF m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Net interest income	**82**	107	165	(23)	(50)
Net commission and service fee income	**737**	818	841	(10)	(12)
Net trading income	**52**	60	80	(13)	(35)
Other ordinary income	**30**	43	(5)	(30)	–
Operating income	**901**	1,028	1,081	(12)	(17)
Personnel expenses	**434**	386	555	12	(22)
Other operating expenses	**263**	326	327	(19)	(20)
Operating expenses	**697**	712	882	(2)	(21)
Gross operating profit	**204**	316	199	(35)	3
Depreciation of non-current assets	**36**	46	42	(22)	(14)
Valuation adjustments, provisions and losses	**5**	13	(2)	(62)	–
Net operating profit before extraordinary items, acquisition-related costs, exceptional items and taxes	**163**	257	159	(37)	3
Extraordinary income/(expenses), net	**0**	0	(1)	–	–
Taxes [1]	**(46)**	(52)	(28)	(12)	64
Net operating profit before acquisition-related costs, exceptional items and minority interests	**117**	205	130	(43)	(10)

2001 figures have been restated to reflect the realignment effective as of January 1, 2002. The presentation of segment results differs from the presentation of business unit results by excluding acquisition-related costs, exceptional items and minority interests, and reporting these items at business unit level only.
[1] Excluding tax impact on acquisition-related costs and exceptional items.

CSFB Financial Services key information Based on CHF amounts

	1Q2002	4Q2001	1Q2001
Cost/income ratio (operating) [1) 2) 3) 4)]	**81.4%**	73.7%	85.5%
Average allocated capital in CHF m [5)]	**1,098**	1,072	906
Pre-tax margin (operating, excluding acquisition interest and amortization of retention payments) [1) 2) 3) 4)]	**18.1%**	25.0%	14.6%
Personnel expenses/operating income [1) 2) 3)]	**48.2%**	37.5%	51.3%
Net new assets institutional asset management in CHF bn	**(3.9)**	1.9	6.8
Net new assets Private Client Services in CHF bn	**3.1**	4.7	4.9
Growth in assets under management	**(5.3%)**	16.1%	(1.5%)
Growth in discretionary institutional assets under management	**(1.3%)**	14.6%	(1.0%)
of which net new assets	**(1.1%)**	0.6%	1.9%
of which market movement and structural effects	**(0.2%)**	5.8%	(2.9%)
of which acquisitions	**–**	8.2%	–
Growth in net new assets Private Client Services	**3.2%**	5.3%	4.6%

	31.03.02	31.12.01
Assets under management in CHF bn	**606.4**	640.5
of which institutional asset management	**507.7**	508.8
of which Private Client Services	**96.2**	97.1
Discretionary assets under management in CHF bn	**388.2**	393.6
of which institutional asset management	**359.6**	364.2
of which mutual funds distributed	**133.7**	132.4
of which Private Client Services	**28.6**	29.4
Advisory assets in CHF bn	**218.2**	246.9
Number of employees	**7,396**	8,208

[1] Excluding acquisition interest. / [2] Excluding amortization of retention payments. / [3] Excluding exceptional items. / [4] Excluding amortization of acquired intangible assets and goodwill. / [5] New definition based on revised capital allocation methodology, as described on page 6.

Consolidated income statement in CHF m

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Interest and discount income	**4,652**	5,127	8,740	(9)	(47)
Interest and dividend income from trading portfolios	**2,648**	3,050	2,673	(13)	(1)
Interest and dividend income from financial investments	**107**	133	108	(20)	(1)
Interest expenses	**(5,554)**	(6,705)	(9,978)	(17)	(44)
Net interest income	**1,853**	1,605	1,543	15	20
Commission income from lending activities	**200**	158	221	27	(10)
Commission income from securities and investment transactions	**3,794**	4,040	4.505	(6)	(16)
Commission income from other services	**485**	374	380	30	28
Commission expenses	**(225)**	(261)	(220)	(14)	2
Net commission and service fee income	**4,254**	4,311	4,886	(1)	(13)
Net trading income	**1,335**	920	3,049	45	(56)
Premiums earned, net	**10,463**	8,628	9,741	21	7
Claims incurred and actuarial provisions	**(10,131)**	(8,375)	(9,093)	21	11
Commission expenses, net	**(444)**	(459)	(442)	(3)	0
Investment income from the insurance business	**1,082**	1,783	1,310	(39)	(17)
Net income from the insurance business	**970**	1,577	1,516	(38)	(36)
Income from the sale of financial investments	**249**	56	220	345	13
Income from investments in associates	**60**	59	75	2	(20)
Income from other non-consolidated participations	**7**	0	1	–	–
Real estate income	**31**	49	48	(37)	(35)
Sundry ordinary income	**262**	461	330	(43)	(21)
Sundry ordinary expenses	**(691)**	(877)	(577)	(21)	20
Other ordinary income/(expenses), net	**(82)**	(252)	97	(67)	–
Operating income	**8,330**	8,161	11,091	2	(25)
Personnel expenses	**4,837**	4,625	6,030	5	(20)
Other operating expenses	**1,661**	2,272	1,954	(27)	(15)
Operating expenses	**6,498**	6,897	7,984	(6)	(19)
Gross operating profit	**1,832**	1,264	3,107	45	(41)
Depreciation of non-current assets [1]	**481**	699	483	(31)	0
Amortization of acquired intangible assets	**193**	203	191	(5)	1
Amortization of goodwill	**192**	224	170	(14)	13
Valuation adjustments, provisions and losses from the banking business	**471**	1,289	238	(63)	98
Depreciation, valuation adjustments and losses	**1,337**	2,415	1,082	(45)	24
Profit before extraordinary items, taxes and minority interests	**495**	(1,151)	2,025	–	(76)
Extraordinary income	**4**	(7)	47	–	(91)
Extraordinary expenses	**(9)**	(250)	(25)	(96)	(64)
Taxes	**(87)**	538	(572)	–	(85)
Net profit before minority interests	**403**	(870)	1,475	–	(73)
Minority interests	**(35)**	40	(47)	–	(26)
Net profit	**368**	(830)	1,428	–	(74)

[1] Includes amortization of Present Value of Future Profits (PVFP) from the insurance businesses.

Consolidated balance sheet in CHF m

	31.03.02	31.12.01	Change in % from 31.12.01
Assets			
Cash and other liquid assets	**2,293**	3,092	(26)
Money market papers	**26,116**	32,027	(18)
Due from banks	**231,997**	203,785	14
Receivables from the insurance business	**14,227**	11,823	20
Due from customers	**194,828**	186,151	5
Mortgages	**93,037**	92,655	0
Securities and precious metals trading portfolios	**230,408**	208,374	11
Financial investments from the banking business	**38,973**	37,306	4
Investments from the insurance business	**131,143**	131,291	0
Non-consolidated participations	**1,833**	1,846	(1)
Tangible fixed assets	**9,248**	9,422	(2)
Intangible assets	**22,485**	22,850	(2)
Accrued income and prepaid expenses	**17,088**	18,095	(6)
Other assets	**56,604**	63,796	(11)
Total assets	**1,070,280**	1,022,513	5
Subordinated assets	**3,742**	1,578	137
Receivables due from non-consolidated participations	**89**	276	(68)
Liabilities and shareholders' equity			
Money market papers issued	**24,890**	19,252	29
Due to banks	**361,379**	335,932	8
Payables from the insurance business	**13,887**	11,864	17
Due to customers in savings and investment deposits	**38,734**	38,547	0
Due to customers, other	**278,543**	261,752	6
Medium-term notes (cash bonds)	**3,045**	3,019	1
Bonds and mortgage-backed bonds	**89,370**	81,505	10
Accrued expenses and deferred income	**18,140**	25,512	(29)
Other liabilities	**49,671**	56,493	(12)
Valuation adjustments and provisions	**11,026**	11,362	(3)
Technical provisions for the insurance business	**142,620**	138,354	3
Total liabilities	**1,031,305**	983,592	5
Reserve for general banking risks	**2,319**	2,319	0
Share capital	**3,591**	3,590	0
Capital reserve	**19,454**	19,446	0
Revaluation reserves for the insurance business	**500**	749	(33)
Reserve for own shares	**2,469**	2,469	0
Retained earnings	**7,197**	5,640	28
Minority interests	**3,077**	3,121	(1)
Net profit	**368**	1,587	(77)
Total shareholders' equity	**38,975**	38,921	0
Total liabilities and shareholders' equity	**1,070,280**	1,022,513	5
Subordinated liabilities	**20,626**	20,892	(1)
Liabilites due to non-consolidated participations	**702**	1,098	(36)

Off-balance sheet and fiduciary business in CHF m

	31.03.02	31.12.01
Credit guarantees in form of bills of exchange and other guarantees [1]	**32,395**	29,789
Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees	**5,073**	5,056
Irrevocable commitments in respect of documentary credits	**4,648**	3,257
Other contingent liabilities	**4,778**	5,484
Contingent liabilities	**46,894**	43,586
Irrevocable commitments	**119,111**	129,864
Liabilities for calls on shares and other equity instruments	**683**	794
Confirmed credits	**19**	76
Total off-balance sheet	**166,707**	174,320
Fiduciary transactions	**39,493**	41,448

[1] Including credit guarantees of securities lent as arranger: 31.03.02: CHF 22,251 m; 31.12.01: CHF 21,148 m.

Derivative instruments in CHF bn

	Nominal value 31.03.02	Positive gross replacement value [1] 31.03.02	Negative gross replacement value [1] 31.03.02	Nominal value 31.12.01	Positive gross replacement value [1] 31.12.01	Negative gross replacement value [1] 31.12.01
Interest rate products	**9,039.8**	**87.3**	**88.6**	9,120.8	97.0	98.7
Foreign exchange products	**2,366.5**	**35.9**	**35.6**	1,936.3	39.6	40.2
Precious metals products	**25.6**	**0.9**	**1.6**	29.5	1.3	1.8
Equity/index-related products	**380.2**	**14.0**	**14.8**	393.9	14.1	13.6
Other products	**140.7**	**3.0**	**3.9**	120.7	3.5	3.5
Total derivative instruments	**11,952.8**	**141.1**	**144.5**	11,601.2	155.5	157.8

[1] Including replacement values for traded derivatives (futures and traded options) subject to daily margining requirements. Total positive and negative replacement values of traded derivatives amount to CHF 2.4 bn (December 31, 2001: CHF 1.8 bn) and CHF 1.0 bn (December 31, 2001: CHF 0.6 bn).

Currency translation rates in CHF

	Average rate year-to-date used in the income statement			Closing rate used in the balance sheet	
	1Q2002	4Q2001	1Q2001	**31.03.02**	31.12.01
1 USD	**1.68**	1.69	1.64	**1.6779**	1.6754
1 EUR	**1.47**	1.51	1.52	**1.4661**	1.4824
1 GBP	**2.40**	2.43	2.39	**2.3923**	2.4282
100 JPY	**1.27**	1.39	1.39	**1.2657**	1.2759

Calculation of earnings per share (EPS)

	1Q2002	4Q2001	1Q2001	Change in % from 4Q2001	Change in % from 1Q2001
Net profit in CHF m	**368**	(830)	1,428	–	(74)
Net operating profit in CHF m [1]	**686**	616	1,726	11	(60)
Diluted net profit in CHF m	**368**	(830)	1,428	–	(74)
Diluted net operating profit in CHF m [1]	**686**	616	1,726	11	(60)
Weighted average shares outstanding [2]	**1,189,051,080**	1,188,677,445	1,201,898,372	0	(1)
Dilutive impact [3]	**7,477,415**	7,213,154	11,743,235	4	(36)
Weighted average shares, diluted	**1,196,528,495**	1,195,890,599	1,213,641,607	0	(1)
Basic earnings per share in CHF	**0.31**	(0.70)	1.19	–	(74)
Basic earnings per share – operating, in CHF [1]	**0.58**	0.52	1.44	12	(60)
Diluted earnings per share in CHF	**0.31**	(0.69)	1.18	–	(74)
Diluted earnings per share – operating, in CHF [1]	**0.57**	0.52	1.42	10	(60)

All share-related data have been adjusted for the 4-for-1 share split effective as of August 15, 2001.
[1] Excluding amortization of acquired intangible assets and goodwill as well as exceptional items of CHF 1,092 m in 4Q2001, all net of tax. / [2] Adjusted for weighted average shares repurchased / [3] From convertible bonds and outstanding options.

Income statement of the banking and insurance business 3 months, in CHF m

	Banking business		Insurance business		Credit Suisse Group	
	2002	2001	2002	2001	2002	2001
Net interest income	**1,835**	1,514	**–**	–	**1,853**	1,543
Net commission and service fee income	**4,263**	4,890	**–**	–	**4,254**	4,886
Net trading income	**1,335**	3,049	**–**	–	**1,335**	3,049
Net income from the insurance business [1]	**–**	–	**976**	1,540	**970**	1,516
Other ordinary income/(expenses), net	**46**	217	**(122)**	(121)	**(82)**	97
Operating income	**7,479**	9,670	**854**	1,419	**8,330**	11,091
Personnel expenses	**4,241**	5,489	**596**	541	**4,837**	6,030
Other operating expenses	**1,323**	1,599	**338**	354	**1,661**	1,954
Operating expenses	**5,564**	7,088	**934**	895	**6,498**	7,984
Gross operating profit	**1,915**	2,582	**(80)**	524	**1,832**	3,107
Depreciation of non-current assets	**347**	391	**134**	93	**481**	483
Amortization of acquired intangible assets	**193**	191	**0**	0	**193**	191
Amortization of goodwill	**174**	160	**18**	10	**192**	170
Valuation adjustments, provisions and losses from the banking business	**471**	237	**0**	0	**471**	238
Depreciation, valuation adjustments and losses	**1,185**	979	**152**	103	**1,337**	1,082
Profit before extraordinary items, taxes and minority interests	**730**	1,603	**(232)**	421	**495**	2,025
Extraordinary income	**4**	4	**0**	43	**4**	47
Extraordinary expenses	**(9)**	(25)	**0**	0	**(9)**	(25)
Taxes	**(166)**	(449)	**79**	(123)	**(87)**	(572)
Net profit before minority interests	**559**	1,133	**(153)**	341	**403**	1,475
Minority interests	**(38)**	(24)	**3**	(22)	**(35)**	(47)
Net profit	**521**	1,109	**(150)**	319	**368**	1,428

Income statements for the banking and insurance business are presented on a stand-alone basis.
[1] Insurance business: expenses due to the handling of both claims and investments are allocated to the income from the insurance business, of which: CHF 168 m (3 months 2001: CHF 131 m) are related to personnel expenses and CHF 83 m (3 months 2001: CHF 80 m) to other operating expenses.

Statement of shareholders' equity in CHF m

	3 months 2002	3 months 2001
At beginning of financial year	**38,921**	43,522
Dividends paid	**0**	(14)
Dividends paid to minority interests	**(16)**	(20)
Capital increases, par value and capital surplus	**10**	48
Changes in scope of consolidation affecting minority interests	**(27)**	1
Foreign exchange impact	**(42)**	928
Change in revaluation reserves from the insurance business, net	**(274)**	(1,841)
Minority interests in net profit	**35**	047
Net profit	**368**	1,428
At end of period	**38,975**	44,099

Loan valuation allowance in CHF m

	31.03.02	31.12.01
Due from banks	105	36
Due from customers	5,812	6,198
Mortgages	2,840	3,030
Total loans valuation allowance	8,757	9,264
of which on principal	7,195	7,553
of which on interest	1,562	1,711

Roll forward of loan valuation allowance in CHF m

	31.03.02	31.12.01
At beginning of financial year	9,264	10,786
Net additions charged to income statement	242	1,613
Net write-offs	(947)	(3,805)
Balances acquired/(sold)	0	(3)
Provisions for interest	73	400
Foreign currency translation impact and other	125	273
At end of period	8,757	9,264

Impaired loans in CHF m

	31.03.02	31.12.01
With a specific allowance	12,373	12,957
Without a specific allowance	769	912
Total impaired loans, gross	13,142	13,869
Non-performing loans	6,642	7,992
Non-interest earning loans	2,576	2,808
Restructured loans	77	114
Potential problem loans [1]	3,847	2,955
Total impaired loans, gross	13,142	13,869

[1] Potential problem loans consist of loans where interest payments are being made. However, there exists some doubt in the credit officer's assessment as to the timing and/or certainty of the repayment of contractual principal.

Securities and precious metals trading portfolios in CHF m

	31.03.02	31.12.01
Listed on stock exchange	88,333	66,308
Unlisted	88,904	91,434
Debt instruments	177,237	157,742
of which own bonds and medium-term notes	1,119	1,037
Listed on stock exchange	42,476	44,202
Unlisted	8,859	5,123
Equity instruments	51,335	49,325
of which own shares	4,238	4,410
Precious metals	1,836	1,307
Total securities and precious metals trading portfolios	230,408	208,374
of which securities rediscountable or pledgeable with central banks	89,962	77,306

Investments from the insurance business in CHF m

As of March 31, 2002

	Book value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	**9,789**	9,770	139	120	9,789
Debt securities issued by foreign governments	**18,615**	18,781	231	397	18,615
Corporate debt securities	**21,646**	21,518	467	339	21,646
Other	**15,835**	15,548	465	178	15,835
Debt securities	**65,885**	65,617	1,302	1,034	65,885
Equity securities	**23,657**	23,118	1,722	1,183	23,657
Total securities – available-for-sale	**89,542**	88,735	3,024	2,217	89,542
Debt securities	**957**				
Equity securities	**45**				
Total securities – trading	**1,002**				
Own shares	**166**	–	–	–	–
Mortgage loans	**9,894**	–	–	–	–
Other loans	**4,542**	–	–	–	–
Real estate	**7,368**	–	–	–	10,067
Short-term investments and other	**4,120**	–	–	–	–
Investments from the insurance business	**116,634**	–	–	–	–
Equity securities	**10,771**	–	–	–	–
Debt securities	**2,638**	–	–	–	–
Short-term investments	**784**	–	–	–	–
Real estate	**316**	–	–	–	–
Investments where the investment risk is borne by the policyholder	**14,509**	–	–	–	–
Total investments from the insurance business	**131,143**	–	–	–	–

Investments from the insurance business in CHF m

As of December 31, 2001

	Book value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	8,287	8,205	152	70	8,287
Debt securities issued by foreign governments	19,503	19,252	474	223	19,503
Corporate debt securities	22,947	22,542	672	267	22,947
Other	15,823	15,409	543	129	15,823
Debt securities	66,560	65,408	1,841	689	66,560
Equity securities	22,332	22,145	2,406	2,219	22,332
Total securities – available-for-sale	**88,892**	87,553	4,247	2,908	88,892
Debt securities	1,858				
Equity securities	37				
Total securities - trading	**1,895**				
Own shares	184	–	–	–	–
Mortgage loans	9,811	–	–	–	–
Other loans	4,648	–	–	–	–
Real estate	7,549	–	–	–	10,376
Short-term investments and other	3,793	–	–	–	–
Investments from the insurance business	**116,772**	–	–	–	–
Equity securities	10,934	–	–	–	–
Debt securities	2,495	–	–	–	–
Short-term investments	794	–	–	–	–
Real estate	296	–	–	–	–
Investments where the investment risk is borne by the policyholder	**14,519**	–	–	–	–
Total investments from the insurance business	**131,291**	–	–	–	–

Trading exposures

The VaR at Credit Suisse First Boston at the end of the first quarter of 2002 was USD 52.5 million compared with USD 42.7 million at the end of the previous quarter. The increase was due to an increase in interest rate volatility combined with a reduction in overall portfolio benefit across risk categories. As illustrated in the backtesting chart, Credit Suisse First Boston had no regulatory backtesting exceptions in the first quarter of 2002. The backtesting chart shows the component of trading revenue due purely to overnight price movements and excluding fee and commission income. This calculation is better suited for the evaluation of a VaR model.

Asset quality

Despite continuing economic weakness in selected markets and sectors, overall impaired assets have declined as older positions are resolved. Non-performing assets at Credit Suisse First Boston declined in the first quarter 2002 as a result of fewer new problem situations and sales of problem loans. The Group's provision coverage of problem loans continued to strengthen. While investment grade exposure continues to make up over 80% of counterparty exposure, non investment grade exposures have deteriorated more quickly than in past years. This development has led to increased monitoring and more active credit hedging activities, particularly of exposures in vulnerable areas.

Adjusted trading revenue and VaR estimate for Credit Suisse First Boston


in USD m
100
50
0
-50
-100
-150
2Q2001
3Q2001
4Q2001
1Q2002
Daily adjusted trading revenue
One-day VaR (99%)

CSFB trading exposures (99% one-day VaR)

in USD m	1Q2002	4Q2001	3Q2001	2Q2001
Total VaR				
Period end	**52.5**	42.7	85.0	72.3
Average	**49.2**	49.0	78.0	73.0
Maximum	**61.2**	55.5	95.2	85.3
Minimum	**40.2**	42.7	63.1	66.6

in USD m	31.03.02	31.12.01	30.09.01	30.06.01
VaR by risk type				
Interest rate	**59.7**	56.7	107.2	79.8
Foreign exchange	**7.5**	11.1	15.2	17.1
Equity	**17.2**	21.7	23.3	21.2
Commodity	**0.6**	2.4	2.5	1.1
Subtotal	**85.0**	92.0	148.2	119.2
Diversification benefit	**(32.5)**	(49.3)	(63.2)	(46.9)
Total	**52.5**	42.7	85.0	72.3

Credit Suisse First Boston computes these VaR estimates separately for each risk type and for the whole portfolio using historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99% percentile loss for each risk type and for the total portfolio.

Asset quality & provisions in CHF m

As of March 31, 2002

	Credit Suisse Financial Services	Credit Suisse First Boston	Credit Suisse Group
Non-performing counterparty exposure (NPCE) [1]	**5,307**	**3,451**	**8,758**
Capital provisions against NPCE [2]	**3,221**	**2,040**	**5,261**
Total counterparty exposure [1]	**160,463**	**219,879**	**380,342**
of which lending	**143,744**	**38,847**	**182,591**
of which committed, but unused	**1,270**	**103,930**	**105,200**
of which contingent exposure	**14,359**	**11,383**	**25,742**
of which counterparty trading	**1,090**	**65,719**	**66,809**
Coverage ratio of NPCE			
31.03.02	**61%**	**59%**	**60%**
31.12.01	60%	59%	59%
31.03.01	62%	60%	62%
NPCE as percentage of counterparty exposure			
31.03.02	**3.3%**	**1.6%**	**2.3%**
31.12.01	3.5%	1.6%	2.4%
31.03.01	4.6%	0.7%	2.3%

[1] Includes loans and loan equivalents. / [2] Excludes total interest of CHF 1,275 m (fully provided).



Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. Credit Suisse First Boston, the investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland, Frankfurt and Tokyo, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of March 31, 2002, it reported assets under management of CHF 1,407.0 billion.

This symbol is used to indicate topics on which further information is available on our website. Go to www.credit-suisse.com/q1results2002/bookmarks.html to find links to the relevant information. This additional information indicated is openly accessible and does not form part of the Quarterly Report. Some areas of Credit Suisse Group's websites are only available in English.

Cautionary statement regarding forward-looking information

This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with the US Securities and Exchange Commission.

CREDIT SUISSE | GROUP

1ST QUARTER 2002 RESULTS

PRESENTATION

- Q1 2002 RESULTS SUMMARY
- CONSOLIDATED RESULTS Q1 2002
- ASSET QUALITY & CAPITAL ADEQUACY
- BUSINESS UNIT RESULTS
- PRIORITIES / OUTLOOK
- SUPPLEMENTS

OVERVIEW Q1 2002 RESULTS (1/2)

	Q1/02	Q4/01	Q1/01	Change from Q4/01	Change from Q1/01
Net operating profit *, CHF m	686	616	1,726	+11%	-60%
Reported net profit, CHF m	368	-830	1,428	-	-74%
Operating ROE *	7.7%	6.6%	16.7%		
Operating EPS *, CHF	0.58	0.52	1.44	+12%	-60%
Net new assets, CHF bn	13.5	18.5	24.9	-27%	-46%

	03.02	12.01	Change from 12.01
AuM, CHF bn	1,407.0	1,430.6	-2%

* excl. amortization of acquired intangible assets and goodwill as well as exceptional items, net of tax

OVERVIEW Q1 2002 RESULTS (2/2)

- Strength in market share, growth and business momentum
- Clear progress on expenses
- Return to profitability
- Results affected by insurance investment portfolio impairments and further unrealized loss on Swiss Life investment
- Outlook remains unchanged - although signs of improvement

IMPACT OF INSURANCE INVESTMENT INCOME ON NET OPERATING PROFIT

Investment securities in the insurance portfolio are marked-to-market on the balance sheet

Impairment deals with income statement recognition

- Impairment definition
  - Write-down of carrying value if decline is "other-than-temporary"
  - Two primary indicators of declines being other-than-temporary
    - Magnitude of decline compared to carrying value
    - Duration of decline
- Impairment recognition
  - Unrealized loss moved within equity from "unrealized capital gain/loss" account to retained earnings
  - New cost basis is established; unrealized market movements through equity

Impairments recognized as part of insurance investment income
Impact of lower investment income compared to Q1/01:

- **CHF 640 m revenue impact**
- **CHF 455 m net operating profit impact**

HIGHLIGHTS Q1 2002

- **Results affected by**
  - Lower insurance investment income in light of CHF 0.9 bn impairments on investment portfolio (CHF 1.1 bn in full year 2001)
    - Carrying value of investments adjusted downwards
    - No impact on net book equity
    - CHF 455 m net operating profit impact vs. Q1/01
  - CHF 154 m MTM loss on Swiss Life investment
- **Net operating profit** * CHF 686 m
- **Reported net profit** CHF 368 m

* excl. amortization of acquired intangible assets and goodwill, net of tax

GROWTH IN ASSETS UNDER MANAGEMENT

in CHF billion


1,430.6
AuM 12/01
9.2
PB
-1.4
C&RB
3.0
L&P
2.7
CSFB
CHF 13.5 (+3.8% p.a.)
net new assets
-0.2
market
movements
& structural
effects
-36.9
acquisitions /
divestments
1,407.0
AuM 03/02

- Net inflows of CHF 13.5 bn, below last year's levels overall
- PB net new assets of CHF 9.2 bn, above 2001 quarterly average

REVENUE

- Interest income and trading up given increase in FI and Equity at CSFB
- Offset by lower insurance income due to investment impairments



in CHF m *
11,091
11,182
8,720
8,161
8,330
14%
44%
28%
14%
14%
41%
28%
17%
22%
43%
22%
14%
19%
51%
11%
19%
22%
51%
16%
11%
Q1/01
Q2/01
Q3/01
Q4/01
Q1/02
Change vs.
Q4 2001
Balance sheet
Fees &
+ 15%
business
commissions
Trading
+ 45%
Insurance
Total
- 38%
+ 2%

* totals include other income

OPERATING EXPENSES

- Cost / income ratio * of 83.3% (Q4/01: 93.1% due to exceptional items)
- Underlying cost trends down; Q4 distorted by exceptionals and bonus reversal



in CHF m
8,467
8,675
7,732
7,596
6,979
6,030
(194)
(2,780)
1,954
483
5,959
(209)
(2,552)
2,214
502
5,276
(189)
(1,944)
1,954
502
4,625
(221)
(724)
2,272
699
4,837
(180)
(1,513)
1,661
481
Q1/01
Q2/01
Q3/01
Q4/01
Q1/02
Change vs.
Q4 2001
Personnel
+ 5% (w/o bonuses)
expenses
Other op. exp.
+ 109% (retention pmts.)
- 27%
Depreciation *
Total
- 31%
- 8%

* excl. amortization of acquired intangible assets and goodwill

CONSOLIDATED INCOME STATEMENT

	Q1/02 CHF m	Q4/01 CHF m	Q1/01 CHF m	Change to Q4/01
Operating income	8,330	8,161	11,091	2%
Operating expenses	-6,498	-6,897	-7,984	-6%
Gross operating profit	**1,832**	**1,264**	**3,107**	**45%**
Depreciation of non-current assets	-866	-1,126	-844	-23%
Valuation adj., provisions & losses	-471	-1,289	-238	-63%
Profit before e.o. items & taxes	**495**	**-1,151**	**2,025**	**-**
e.o. items, net	-5	-257	22	-
Taxes	-87	538	-572	-
Net profit before minority interests	**403**	**-870**	**1,475**	**-**
Net profit	**368**	**-830**	**1,428**	**-**

RECONCILIATION TO NET OPERATING PROFIT

	Q1/02 CHF m	Q4/01 CHF m	Q1/01 CHF m	Change to Q4/01
Net profit	**368**	**-830**	**1,428**	**-**
Amort. of acquired intangible assets	193	203	191	-5%
tax effect	-67	-73	-63	-8%
Amortization of goodwill	192	224	170	-14%
Exceptional items / restructuring	-	1,428	-	-
tax effect	-	-336	-	-
Net operating profit	**686**	**616**	**1,726**	**11%**

ASSET QUALITY
CAPITAL EXPOSURE & PROVISION DEVELOPMENT

Non-performing counterparty exposure (NPCE) *, in CHF m



CSFB
CSFS
1,904
12,105
1,887
10,964
1,479
8,347
CSFB in USD 1,484
2,668
7,072
CSFB in USD 2,237
3,748
5,918
CSFB in USD 2,057
3,451
5,307
YE 98
YE 99
YE 00
06/01
YE 01
03/02

	YE 98	YE 99	YE 00	06/01	YE 01	03/02
NPCE as %age of credit exp. *	4.1%	3.4%	2.4%	2.3%	2.4%	2.3%
Coverage ratio of NPCE	63%	63%	63%	60%	59%	60%

* includes loans and loan equivalents

CREDIT SUMMARY

- Continued improvement in NPLs
- Credit cost broadly back to average 2001 run-rate

2001 credit costs / total counterparty exposure (in basis points, annualized)

quarterly credit cost — 2001 full year run-rate



17
10
24
18
17
22
Q1 Q2 Q3 Q4 Q1
2001

CS & IPB LEs



53
26
15
52
109
46
Q1 Q2 Q3 Q4 Q1
2001

CSFB LE



38
20
18
38
70
36
Q1 Q2 Q3 Q4 Q1
2001

CSG consolidated

CAPITAL ADEQUACY - CREDIT SUISSE GROUP

in CHF m	03.02	12.01	09.01	06.01	12.00
BIS tier 1 capital, consolidated	20,841	21,155	21,325	25,970	27,111
BIS tier 1 capital, banking	19,639	19,402	19,771	22,151	20,999
BIS RWA, consolidated	232,419	222,874	237,347	261,550	239,465
BIS RWA, banking	229,803	219,707	234,379	256,317	231,939
BIS tier 1 ratio, consolidated	9.0%	9.5%	9.0%	9.9%	11.3%
BIS tier 1 ratio, banking	8.5%	8.8%	8.4%	8.6%	9.1%

CREDIT SUISSE FINANCIAL SERVICES HIGHLIGHTS Q1 2002 (1/2)

▪ Net operating profit banking impacted	Given market environment, good results in businesses, but impairments negatively insurance results, leading to NOP of CHF 620 m ➢ CHF 634 m at Private Banking ➢ CHF 120 m at Corporate & Retail Banking ➢ CHF 15 m at Life & Pensions ➢ - CHF 147 m at Insurance
▪ Operating performance:	Strong underlying operating performance ➢ 46 bp return on AuM at PB (Q4/01: 44 bp) ➢ 12.1% op. ROE at CRB (Q4/01: 4.6%) ➢ 11% organic growth in GPW at L&P ➢ 103.9% combined ratio at INS (Q1/01: 106.4%)
▪ AuM	➢ CHF 756.1 bn, up 1.0% over year-end ➢ CHF 10.8 bn NNA (CHF 9.2 bn in PB)

CREDIT SUISSE FINANCIAL SERVICES HIGHLIGHTS Q1 2002 (2/2)

▪ Operating expenses	Affected by ➢ 40% of CHF 350-400 m synergies / efficiency improvements planned for 2002 realized ➢ Personnel expense flat on like-for-like basis vs. Q4/01 ➢ Underlying insurance expense ratios stable ➢ PB and CRB expenses stable to down ➢ Q1 costs lower than expected run-rate due to planned growth / marketing initiatives and IT investments (especially at PB and CRB)
▪ Operating ROE	20.0% (Q4/01: 25.8%) impacted by insurance investment results

PRIVATE BANKING HIGHLIGHTS Q1 2002

- **Net new assets**: CHF 9.2 bn
  - Growth of 1.7% for the quarter, mainly due to continued success in new products
  - CHF 3.2 bn in Europe-onshore, whereof 80% in Italy (affected by Tremonti tax amnesty)
- **Net operating profit**: CHF 634 m, up 9% vs. Q4/01
  - Revenues up 6% vs. Q4/01
  - Expenses down 2% Q-on-Q
    - Personnel costs up (lower bonus accrual in Q4/01)
    - Offset by reduction in other operating expenses
- **Margins**
  - Gross margin: 133 bp (Q4/01: 131 bp)
  - Net margin: 46 bp (Q4/01: 44 bp)
- **Strategic progress**
  - New branches opened in Germany, Spain and Italy; now present in 63 cities in these 3 countries
  - Successful launch of Global Investment Program (GIP), underpinning image as innovative provider of structured investment products

PRIVATE BANKING
DEVELOPMENT OF GROSS MARGIN



Asset-driven
Transaction-driven
Other revenue
in bp
120
90
60
30
0
145
10
48
87
134
3
43
88
123
6
34
83
131
6
34
90
132
6
40
86
133
4
42
87
Q1/01
Q2/01
Q3/01
Q4/01
2001
Q1/02
+2 bp
structured investment products
brokerage
trading
structured investment products
interest margin

CORPORATE AND RETAIL BANKING HIGHLIGHTS Q1 2002

▪ Operating performance increase	➢ CHF 120 m net operating profit, strong vs. CHF 45 m in Q4/01 ➢ Operating income up 6%; 238 bp net interest margin ➢ Operating expenses down 10% on lower personnel costs and other operating expenses ➢ Lower depreciation due to certain non-
recurring	items in Q4/01
▪ Operating ROE	12.1% vs. 4.6% in Q4/01
▪ AuM	➢ CHF 54.4 bn (CHF 55.9 bn as of 12/01) ➢ Net new assets: outflows of CHF 1.4 bn, driven by volatile corporate treasury accounts
▪ Asset quality	Further reduction of non-performing loans

LIFE & PENSIONS
HIGHLIGHTS Q1 2002

- **Premiums**

  GPW of CHF 6.8 bn
  - Up 9% on Q1/01, 11% organic growth
  - Major growth contributors are Switzerland, Italy, UK, Belgium

- **Net operating profit**

  CHF 15 m, due to impairments of investments
  - Investment return pushed down by impairments to 3.2% (4.0% current, -0.8% net realized losses); Q1/01: 6.2%
  - NOP impact of lower investment income: CHF -150 m, vs. Q1/01
  - 6.4% expense ratio consistent with last year (Q1/01: 6.1%); seasonally low in Q1

- **Net new assets**

  CHF 3.0 bn vs. CHF 2.3 bn in Q1/01

- **Strategic positioning**
  - Following withdrawal from France and Austria, focus on selected European and Asian growth markets
  - Emphasis on offering innovative insurance-linked solutions to clients in other CSFS divisions

INSURANCE
HIGHLIGHTS Q1 2002

- **Premiums**

  CHF 3.8 bn net premiums earned
  - Up 4% on Q1/01, 10% organic growth
  - Major growth contributors are UK, Belgium, Spain, Germany

- **Net operating profit investments**

  Loss of CHF 147 m, due to impairments of
  - Investment return pushed down by impairments to 1.2% (3.9% current, -2.7% net realized losses); Q1/01: 6.3%
  - NOP impact of lower investment income: CHF -305 m, vs. Q1/01
  - 103.9% combined ratio reflecting efficiency improvements and optimized business mix
    - 75.2% claims ratio, down 2.2 points vs. Q1/01 on improvements in N. America, Spain, Italy, Switzerland
    - 28.7% expense ratio, down 0.3 points vs. Q1/01

- **Strategic positioning**

  Changes in scope of consolidation
  - incl. Prudential, CGU Belgium
  - excl. W'Intl., France, Austria

CREDIT SUISSE FIRST BOSTON HIGHLIGHTS Q1 2002

- **Net operating profit** — USD 155 m (Q4/01: USD 114 m loss); reflects cost reduction as well as improved performance in Investment Banking segment
- **Revenue** — USD 3.3 bn
  - 19% up from Q4/01 on improvements in IB
  - 27% below Q1/01 reflecting market downturn since 2nd half last year
- **Operating expenses** — USD 2.6 bn, with underlying cost reductions
  - Down 26% on Q1/01
  - Bonus up Q-on-Q due to sharp reduction in Q4 and classification of incentive comp. related to staff reductions as exceptional item in Q4
- **Strategic progress** — Exit of non-core businesses
  - Sale of CSFB*direct* and Autranet closed during Q1
  - Exited NZ and retail business in Australia

CREDIT SUISSE FIRST BOSTON OPERATING EXPENSES

Clear progress on expenses



in USD m
3,468
3,294
3,075
2,606 *
2,583
2,583
2,314
2,104
466 *
1,124
1,808
885
980
971
1,016
775
Q1/01
Q2/01
Q3/01
Q4/01
Q1/02
Personnel expenses
Other operating expenses

* incl. USD 466 m personnel expenses related to headcount reductions and classified as exceptional item in Q4/01

INVESTMENT BANKING SEGMENT HIGHLIGHTS Q1 2002

- Net operating profit — USD 218 m (Q4/01: USD 83 m loss)
- Revenue — USD 2.7 bn, 27% above Q4/01
  - Fixed Income up 36% Q-on-Q; strong performance in developed credit markets
  - Equity up 22% Q-on-Q; rebound in derivatives and higher new issue demand late in Q1
  - IB up 18% Q-on-Q, largely related to gain on private equity investment; M&A and ECM lower
- Operating expenses — USD 2.2 bn, down 26% vs. Q1/01
  - Underlying cost reduction
  - Comp. / revenue at 56.5%

CREDIT SUISSE FIRST BOSTON
KEY MARKET SHARE FIGURES

	April 2002			2001			1997		
	Rank	Share	Gap to 3	Rank	Share	Gap to 3	Rank	Share	Gap to 3
Global M&A	1	24.1%	none	4	22.6%	3.8%	5	12.3%	6.2%
Global Equity	4	8.1%	4.3%	5	10.0%	1.5%	5	4.9%	7.3%
Global Debt	4	7.9%	0.7%	3	8.4%	none	7	5.4%	3.2%
High Yield	1	15.9%	none	1	16.4%	none	10	4.0%	7.3%
Equity research									
North America	2	52 RA	none	2	52 RA	none	10	13 RA	26 RA
Europe	2	38 RA	none	1	41 RA	none	12	8 RA	26 RA

RA = ranked analysts

CREDIT OUTLOOK AND CSFB INITIATIVES

- 2002 outlook:
  - Continued volatility in markets, although some cyclical industries are starting to show modest signs of recovery
  - Demand for short term bridge facilities
  - Banks exiting traditional loan market – reducing liquidity
  - Early signs of more rational credit pricing
- CSFB initiatives:
  - Active portfolio management (credit derivatives, loan sales, credit analysis, staff increase of 15 professionals)
  - More conservative deal structures
  - Continued emphasis on reducing industry and counterparty concentrations
  - "Market Based Pricing" of credit to foster greater discipline

CSFB FINANCIAL SERVICES HIGHLIGHTS Q1 2002

- Net operating profit — USD 70 m (Q4/01: USD 121 m)
- Revenue — Down 10% Q-on-Q to USD 536 m
  - Pershing improved over Q4/01, but below Q1/01 with average trades per day down 20%
  - PCS revenue down (difficult equity environment)
  - CSAM revenues below unusually strong Q4 (seed money gains)
- Operating expenses — USD 415 m virtually flat Q-on-Q
- Net new assets — - CHF 0.8 bn
  Growth in retail offset by institutional outflows (departure-related losses in NY)

PRIORITIES / OUTLOOK

- Focus for 2002
  - Continued emphasis on cost measures across Group
  - Ongoing implementation of leaner cost structure at CSFB to further improve results in unfavorable markets; position for upside
  - Ongoing implementation of efficiency gains resulting from new CSFS structure, maintain growth momentum
- Revenue levels for 2002 at CSFB expected to be lower than in 2001
- For CSFS 2002 results are unlikely to exceed 2001
- Remain confident about long-term positive trends for financial services industry
- ~~CSG strategically well positioned with improved cost structure~~

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This presentation may contain projections or other forward-looking statements related to Credit Suisse Group that involve risks and uncertainties. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by Credit Suisse Group with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to market fluctuations and volatility, significant interest rate changes, credit exposures, cross border transactions and foreign exchange fluctuations, impaired liquidity, competition and legal liability. All forward-looking statements are based on information available to Credit Suisse Group on the date of its posting and Credit Suisse Group assumes no obligation to update such statements unless otherwise required by applicable law.

CREDIT SUISSE | GROUP

SUPPLEMENTS TO THE 1ST QUARTER 2002 RESULTS

COMMENT ON L&P AND INS INVESTMENT INCOME

- According to FER / US GAAP regulations, write-downs of carrying value (book value) to new cost basis have to be done if the market value is below the carrying value **other than temporarily**. We applied two primary indicators of declines being other than temporary:
  - market value below book value for 6-9 months
  - **or**, market value 20% below book value
- Given the ageing of the portfolio and the ongoing flat-level development of the equity markets, it was necessary to recognize substantial impairments in Q1 2002.
- Total impairments for our insurance units amounted to CHF 0.9 bn (for comparison, total impairments in 2001: CHF 1.1 bn).
- The impairments heavily impacted the investment income of both L&P and INS; compared to Q1/01, the lower overall investment income accounts for a decrease in NOP of CHF 455 m overall (L&P: CHF 150 m; INS: CHF 305 m).
- As securities are reflected on a mark-to-market basis within the balance sheet of Winterthur Group, impairments have no impact on equity and solvency ratios.

ASSETS UNDER MANAGEMENT AS PER 31.03.2002

in CHF bn

	CSFS					CSFB			CSG
	PB	CRB	L&P	INS	Total	IB	FS	Total	Total
Cash & time deposits	**55**	**30**	**0**	**0**	**84**	**1**	**13**	**14**	**99**
Safe custody acc.	**440**	**22**	**12**	**0**	**474**	**43**	**594**	**637**	**1,111**
FI/Equities/Balanced	254	12	0	0	266	5	577	582	848
whereof Fixed income	136	3	0	0	139	0	232	232	371
whereof Equities	118	9	0	0	127	5	213	218	346
whereof Balanced/Other	-	-	-	-	-	-	132	132	132
Investment funds	177	7	12	0	195	38	17	55	251
whereof CSAM inv. funds	75	5	0	0	80	0	12	12	92
whereof other CSG funds *	77	2	12	0	91	38	2	40	131
whereof external funds	25	0	0	0	25	0	3	3	28
Other (derivatives, etc.)	9	3	0	0	13	0	0	0	13
Fiduciary	**63**	**3**	**0**	**0**	**66**	**0**	**0**	**0**	**66**
Insurance AuM	**-**	**-**	**103**	**29**	**132**	**-**	**-**	**-**	**132**
Total	**558**	**54**	**115**	**29**	**756**	**45**	**606**	**651**	**1,407**
whereof discretionary	139	2	115	29	285	38	388	426	711

* incl. private equity on behalf of clients

ASSETS UNDER MANAGEMENT AS PER 31.12.2001

in CHF bn

	CSFS					CSFB			CSG
	PB	CRB	L&P	INS	Total	IB	FS	Total	Total
Cash & time deposits	**54**	**31**	**0**	**0**	**84**	**1**	**13**	**15**	**99**
Safe custody acc.	**428**	**22**	**11**	**0**	**462**	**40**	**627**	**668**	**1,130**
FI/Equities/Balanced	252	12	0	0	263	6	611	616	880
whereof Fixed income	135	3	0	0	138	0	240	240	377
whereof Equities	117	9	0	0	126	6	238	244	369
whereof Balanced/Other	-	-	-	-	-	-	133	133	133
Investment funds	168	7	11	0	186	35	17	51	237
whereof CSAM inv. funds	78	5	0	0	83	0	12	12	95
whereof other CSG funds *	66	2	11	0	79	35	2	36	115
whereof external funds	24	0	0	0	24	0	3	3	27
Other (derivatives, etc.)	9	4	0	0	13	0	0	0	13
Fiduciary	**65**	**3**	**0**	**0**	**68**	**0**	**0**	**0**	**68**
Insurance AuM	**-**	**-**	**104**	**31**	**134**	**-**	**-**	**-**	**134**
Total	**547**	**56**	**115**	**31**	**748**	**42**	**641**	**682**	**1,431**
whereof discretionary	132	2	115	31	279	35	394	428	707

* incl. private equity on behalf of clients

BANK FEE & COMMISSION INCOME

in CHF m

	Q1/01	Q2/01	Q3/01	Q4/01	Q1/02
Total	4,886	4,695	3,953	4,311	4,254
(top segment)	221	161	240	158	200
Lending related	1,222	1,256	1,162	1,177	1,234
Underwriting & Corporate Finance	1,764	2,033	1,389	1,780	1,387
Portfolio Mgmt. / Brokerage	1,518	1,116	1,101	1,082	1,172
Other	382	365	310	375	485
Commission exp.	-220	-235	-249	-261	-224

Change vs. Q4 2001

Lending related

+ 27%

Underwriting & Corporate Finance

Portfolio Mgmt.

Brokerage

- 22%

+ 5%

+ 8%

Other

+ 29%

Total

Commission exp.

- 1%

- 14%

CREDIT SUISSE FIRST BOSTON
FID REVENUE BREAKDOWN - Q1 2002

Fixed Income *


Rates
23%
EMG
12%
Credit
65%

* Fixed Income revenue includes 50% of fixed income capital markets

CREDIT SUISSE FIRST BOSTON
EQUITY REVENUE BREAKDOWN - Q1 2002

Equity *



US customer 31%
LatAm customer 1%
Europe customer 20%
Asia customer 9%
EDCU 39%

* Equity revenue includes 50% of equity capital markets

CREDIT SUISSE FIRST BOSTON
IBD REVENUE BREAKDOWN - Q1 2002

Investment Banking *



Other
14%
DCM
11%
ECM
20%
Leveraged
finance
12%
M&A
43%

* Investment Banking revenue includes 50% of equity capital markets and 50% of fixed income capital markets

CREDIT SUISSE FIRST BOSTON
CSFB FS REVENUE BREAKDOWN - Q1 2002

CSFB
Financial Services



PCS
15%
CSAM
43%
Pershing
42%

CREDIT SUISSE FIRST BOSTON EMERGING MARKETS EXPOSURES

	03.2002 USD m	12.2001 USD m	12.2000 USD m
Asia			
Total exposure, net of provisions and off-sets	**3,104**	**3,051**	**3,233**
(whereof provisions)	(299)	(296)	(304)
Americas			
Total exposure, net of provisions and off-sets	**3,064**	**3,325**	**2,068**
(whereof provisions)	(126)	(84)	(16)
Eastern Europe			
Total exposure, net of provisions and off-sets	**1,746**	**1,561**	**1,918**
(whereof provisions)	(27)	(16)	(258)
Africa & Middle East			
Total exposure, net of provisions and off-sets	**944**	**1,018**	**1,205**
(whereof provisions)	(26)	(26)	(41)

EXPOSURES, NPCE, PROVISION EXPENSE Q1 2002

in CHF m	CS & IPB legal entities	CSFB legal entity	CSG consolidated
Lending	143,744	38,847	182,591
Unused committed facilities	1,270	103,930	105,200
Contingent exposures	14,359	11,383	25,742
Credit exposures (excl. counterparty trading)	**159,373**	**154,160**	**313,533**
Counterparty trading	1,090	65,719	66,809
Total counterparty exposures *	**160,463**	**219,879**	**380,342**
Non-performing counterp. exposure (NPCE) *	**5,307**	**3,451**	**8,758**
NPCE / credit exposures (excl. counterp. trading)	3.3%	2.2%	2.8%
NPCE / total counterparty exposures	3.3%	1.6%	2.3%
Capital provisions against NPCE **	**3,221**	**2,040**	**5,261**
Coverage ratio of NPCE	61%	59%	60%
Provision expense (P&L)	**88**	**254**	**342**
Prov. expense / credit exp. (excl. counterp. tradinç	22 bp	66 bp	44 bp
Prov. expense / total counterparty exposures	22 bp	46 bp	36 bp
** excludes interest (fully provided)	1,275	-	1,275

* includes loans and loan equivalents

EXPOSURES, NPCE, PROVISION EXPENSE FY 2001

in CHF m	CS & IPB legal entities	CSFB legal entity	CSG consolidated
Lending	142,156	46,108	188,264
Unused committed facilities	12,081	101,719	113,800
Contingent exposures	15,638	9,883	25,521
Credit exposures (excl. counterparty trading)	**169,875**	**157,710**	**327,585**
Counterparty trading	978	71,808	72,786
Total counterparty exposures *	**170,853**	**229,518**	**400,371**
Non-performing counterp. exposure (NPCE) *	**5,918**	**3,748**	**9,666**
NPCE / credit exposures (excl. counterp. trading)	3.5%	2.4%	3.0%
NPCE / total counterparty exposures	3.5%	1.6%	2.4%
Capital provisions against NPCE **	**3,523**	**2,205**	**5,728**
Coverage ratio of NPCE	60%	59%	59%
Provision expense (P&L)	**293**	**1,214**	**1,507**
Prov. expense / credit exp. (excl. counterp. tradinç	17 bp	77 bp	46 bp
Prov. expense / total counterparty exposures	17 bp	53 bp	38 bp
	1,385	-	1,385

* includes loans and loan equivalents
** excludes interest (fully provided)

EXPOSURES, NPCE, PROVISION EXPENSE 2001 QUARTERLY - CSG CONSOLIDATED

in CHF m	Q4 12/01	Q3 09/01	Q2 06/01	Q1 03/01
Lending	188,264	190,806	193,071	198,178
Unused committed facilities	113,800	122,276	133,515	125,137
Contingent exposures	25,521	22,478	23,841	24,366
Credit exposures (excl. counterparty trading)	**327,585**	**335,560**	**350,427**	**347,680**
Counterparty trading	72,786	82,770	80,837	75,198
Total counterparty exposures *	**400,371**	**418,330**	**431,263**	**422,878**
Non-performing counterp. exposure (NPCE) *	**9,666**	**9,165**	**9,740**	**9,730**
NPCE / credit exposures (excl. counterp. trading)	3.0%	2.7%	2.8%	2.8%
NPCE / total counterparty exposures	2.4%	2.2%	2.3%	2.3%
Capital provisions against NPCE **	**5,728**	**5,148**	**5,869**	**5,997**
Coverage ratio of NPCE	59%	56%	60%	62%
Provision expense (P&L)	**700**	**401**	**198**	**207**
Prov. expense / credit exp. (excl. counterp. trading	86 bp	48 bp	23 bp	24 bp
Prov. expense / total counterparty exposures	70 bp	38 bp	18 bp	20 bp
	1,385	1,407	1,685	1,830

* includes loans and loan equivalents
** excludes interest (fully provided)

EXPOSURES, NPCE, PROVISION EXPENSE
2001 QUARTERLY - CS & IPB LEGAL ENTITIES

in CHF m	Q4 12/01	Q3 09/01	Q2 06/01	Q1 03/01
Lending	142,156	138,759	141,314	139,917
Unused committed facilities	12,081	12,432	12,206	14,016
Contingent exposures	15,638	14,890	16,210	15,699
Credit exposures (excl. counterparty trading)	**169,875**	**166,081**	**169,730**	**169,632**
Counterparty trading	978	1,390	1,704	1,645
Total counterparty exposures *	**170,853**	**167,471**	**171,433**	**171,277**
Non-performing counterp. exposure (NPCE) *	**5,918**	**6,270**	**7,072**	**7,926**
NPCE / credit exposures (excl. counterp. trading)	3.5%	3.8%	4.2%	4.7%
NPCE / total counterparty exposures	3.5%	3.7%	4.1%	4.6%
Capital provisions against NPCE **	**3,523**	**3,600**	**4,464**	**4,909**
Coverage ratio of NPCE	60%	57%	63%	62%
Provision expense (P&L)	**74**	**75**	**102**	**42**
Prov. expense / credit exp. (excl. counterp. trading	17 bp	18 bp	24 bp	10 bp
Prov. expense / total counterparty exposures	17 bp	18 bp	24 bp	10 bp
	1,385	1,407	1,685	1,830

* includes loans and loan equivalents
** excludes interest (fully provided)

EXPOSURES, NPCE, PROVISION EXPENSE 2001 QUARTERLY - CSFB LEGAL ENTITY

in CHF m	Q4 12/01	Q3 09/01	Q2 06/01	Q1 03/01
Lending	46,108	52,047	51,758	58,261
Unused committed facilities	101,719	109,844	121,308	111,121
Contingent exposures	9,883	7,588	7,631	8,667
Credit exposures (excl. counterparty trading)	**157,710**	**169,479**	**180,697**	**178,049**
Counterparty trading	71,808	81,380	79,133	73,553
Total counterparty exposures *	**229,518**	**250,859**	**259,830**	**251,602**
Non-performing counterp. exposure (NPCE) *	**3,748**	**2,895**	**2,668**	**1,804**
NPCE / credit exposures (excl. counterp. trading)	2.4%	1.7%	1.5%	1.0%
NPCE / total counterparty exposures	1.6%	1.2%	1.0%	0.7%
Capital provisions against NPCE	**2,205**	**1,548**	**1,405**	**1,088**
Coverage ratio of NPCE	59%	53%	53%	60%
Provision expense (P&L)	**627**	**326**	**96**	**165**
Prov. expense / credit exp. (excl. counterp. trading	159 bp	77 bp	21 bp	37 bp
Prov. expense / total counterparty exposures	109 bp	52 bp	15 bp	26 bp

* includes loans and loan equivalents

TOTAL COUNTERPARTY EXPOSURE BY RATING



in CHF bn
405
423
431
418
400
380
44%
43%
45%
44%
43%
44%
35%
36%
36%
37%
38%
38%
16%
16%
14%
15%
14%
14%
5%
5%
4%
4%
5%
5%
YE 00
03/01
06/01
09/01
YE 01
03/02
R1 - R3
(AAA - A)
R4
(BBB)
R5 - R7 or N/R
(non-investment grade)
R8
(impaired / non-performing)

TOTAL COUNTERPARTY EXPOSURE INDUSTRY BREAKDOWN

Total exposure: CHF 380 bn
(as of March, 31 2002)

Selected Industries

▪ Automotive:	0.4%
▪ Computer:	2.2%
▪ Energy:	5.3%
▪ Health Care:	1.3%
▪ Telecom:	2.6%



Other
2.6%
Services
16.2%
Individuals
16.7%
Public
2.5%
Manufacturing
9.4%
RE & Const.
7.6%
Energy/Environ.
5.4%
Agri/Mining
1.8%
Financial
Enterprises
37.9%

BIS CAPITAL ADEQUACY CALCULATION AS OF MARCH 31, 2002

in CHF m

38,975
WGR 4,672
C&RB 4,038
PB 3,711
CSFB 15,433
Corp. Centre 11,121
CSG Equity
2,056
WGR minorities, goodwill, and other adj.
36,919
2,616
34,303
1,414
CSG par value issued for WGR merger in 1997
36,919
1,202
35,717
16,078
Goodwill and other adj. banking
Tier 1 banking
20,841
1,202
19,639
Total Tier 1
RWA banking
232,419
2,616
229,803
Total RWA

000087

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This presentation may contain projections or other forward-looking statements related to Credit Suisse Group that involve risks and uncertainties. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by Credit Suisse Group with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to market fluctuations and volatility, significant interest rate changes, credit exposures, cross border transactions and foreign exchange fluctuations, impaired liquidity, competition and legal liability. All forward-looking statements are based on information available to Credit Suisse Group on the date of its posting and Credit Suisse Group assumes no obligation to update such statements unless otherwise required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP

By: D Frick
Name: David Frick
Title: Managing Director

By: [signature]
Name: Colin Chambers [illegible]
Title: Managing Director

Dated: May 15, 2002